

June 29, 2022

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find the 2022 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, a substantially similar exemption was granted for NYSE Chicago.[2] Pursuant to such exemptions, the Exchanges are providing, as a supplement under separate cover, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2021 (the "ICE Organizational Chart"). The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Ex. D") does not include the financial statements of essDOCS Americas Limited and Trade Cert USA Ltd, because such entities were not affiliates of the Exchanges during the year ended December 31, 2021. In addition, Ex. D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds Securities Corporation, or ICE Securities Execution & Clearing, LLC because such entities submitted annual financial

---

[1]   See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

[2]   See Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

[3]   See id. at 5, and 82 FR 20671, at 20672.

Martha Redding
Corporate Secretary & Associate General Counsel

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656. 2938 I Fax: +1 212.656.8101
Martha.redding@ice.com
ice.com

statements pursuant to Commission Rule 17a-5. Additionally, this Exhibit D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g). Ex. D includes the financial statements for Igloo Intermediate Corporation, Level 11 Analytics, LLC and RisQ, Inc., as they were in existence during the year ended December 31, 2021. Igloo Intermediate Corporation merged into Interactive Data Holdings Corporation on May 23, 2022. Level 11 Analytics, LLC and RisQ, Inc. merged into Interactive Data Services, Inc. on May 23, 2022.

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosures



June 29, 2022

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: ICE Organizational Chart

In connection with the 2022 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges"), the Exchanges hereby are providing an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2022 (the "ICE Organizational Chart").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, NYSE Chicago was granted a substantially similar exemption.[2] Pursuant to such exemptions, the Exchanges are providing the ICE Organizational Chart, as a supplement to the above-mentioned amendments to the Form 1 applications. The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

---

[1]   See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

[2]   See Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

[3]   See id. at 5, and 82 FR 20671, at 20672.

Martha Redding
Corporate Secretary & Associate General Counsel

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656. 2938 I Fax: +1 212.656.8101
Martha.redding@ice.com
ice.com

Sincerely,

Enclosure





ICE Corporate Structure as of June 1, 2022

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED





ICE Corporate Structure as of June 1, 2022

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED





WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: NYSE American LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   11 Wall Street, New York, NY 10005

   22001167

3. Provide the applicant's mailing address (if different):

   N/A

4. Provide the applicant's business telephone and facsimile number:

   212-656-2938   212-656-8101

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding   Corporate Secretary   212-656-2938

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding

   NYSE Holdings LLC

   11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☑ Limited Liability Company   ☐ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 01/09/08 _____ (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/22 (MM/DD/YY)   NYSE American LLC

                                              (Name of applicant)

By: _____   Martha Redding, Corporate Secretary
        (Signature)   (Printed Name and Title)   Amy Mauro

Subscribed and sworn before me this 29ᵗʰ day of June , 2022 by _____
                                              (Month)   (Year)   (Notary Public)

My Commission expires May 29, 2024 County of Westchester State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

4

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE AMERICAN LLC

June 2022

EXHIBIT A

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2022

EXHIBIT A

The Twelfth Amended and Restated Operating Agreement of NYSE American LLC, and additional information regarding NYSE American LLC are publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT B

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2022

Copies of written rulings, settled practices having the effect of rules, interpretations, and other such documents, which are not included in Exhibit A, if any, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

Information Memos are publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT C

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2022

EXHIBIT C

Information in respect of each subsidiary or affiliate of NYSE American LLC, including copies of the constitution, articles of incorporation or association with all amendments thereto, and of existing by-laws or rules or instruments corresponding thereto, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2022

The unconsolidated financial statements for each subsidiary or affiliate of NYSE American LLC (the "Exchange") for the last fiscal year follow, with the following exceptions.

This Exhibit D does not include the financial statements of essDOCS Americas Limited and Trade Cert USA Ltd, because such entities were not affiliates of the Exchange during the year ended December 31, 2021.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds Securities Corporation, or ICE Securities Execution & Clearing, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5. Additionally, this Exhibit D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g).

This Exhibit D includes the financial statements for Igloo Intermediate Corporation, Level 11 Analytics, LLC and RisQ, Inc., as they were in existence during the year ended December 31, 2021. Igloo Intermediate Corporation merged into Interactive Data Holdings Corporation on May 23, 2022. Level 11 Analytics, LLC and RisQ, Inc. both merged into Interactive Data Services, Inc. on May 23, 2022.



NYSE AMEX Options LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	465
Accounts Receivable, Net of Allowance		4,706
Prepaid Expenses and Other Current Assets		245
Due from affiliates		237,582
Income tax receivable		1,254
Current assets		244,252

NON-CURRENT ASSETS:

Goodwill	89,412
Investment in subsidiary	59,971
Other non-current assets	149,383
Assets	393,635

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	628
SEC fees payable	1,613
Current liabilities	2,241

NON-CURRENT LIABILITIES:

Other non-current liabilities	0
Non-Current liabilities	0
Liabilities	2,241

Noncontrolling Interest (27,418)

SHAREHOLDERS EQUITY:

Additional paid-in capital	529
Retained earnings	418,283
Equity	418,812

Total liabilities and equity	$	393,635

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE AMEX Options LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	74,298
Data services fees, net		9,935
Other revenues		36,986
Transaction based expenses		(7,493)
Total revenue, less transaction-based expenses		**113,726**
Professional services		45
Technology and communication		2,758
Selling, general and administrative		(12)
Affiliate expense		44,584
Operating expenses		**47,375**
Operating income		**66,351**
Interest income		(27)
Other expense, net		**(27)**
Pre-tax net income		**66,324**
Income tax expense		892
Net income		**65,432**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Andrew Kalotay Associates, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	460
Accounts Receivable, Net		171
Prepaid expenses and other current assets		1
Current assets		632
NONCURRENT ASSETS:		
Goodwill		3,159
Other Intangibles, Net		1,671
Noncurrent assets		4,830
Total assets	$	5,462
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	38
Intercompany		150
Deferred Revenue		57
Current liabilities		245
NONCURRENT LIABILITIES:		
Deferred Tax Liabilities Non Current		454
Noncurrent liabilities		454
Total liabilities	$	699
EQUITY:		
Retained earnings		4,763
Total equity		4,763
Total liabilities and equity	$	5,462

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Andrew Kalotay Associates, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:	
Fixed Income Data Services	479
Total Revenue	479
Expenses:	
Compensation and Benefits	2
Technology and communications	16
Rent and other occupancy	27
Selling, general and administration	1
Amortization and depreciation	119
Operating expenses	165
Operating income	314
Income Tax Expense	81
Net income	$ 233

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Management Holdings, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital	1
Equity	1

Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of non recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		-
OTHER NONCURRENT ASSETS		
Investment in affiliate		3,103
Goodwill		1,131
Other noncurrent assets		4,234
Total assets	$	**4,234**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	4,691
Current liabilities		4,691
Total liabilities		**4,691**
EQUITY:		
Retained deficit		(457)
Equity		**(457)**
Total liabilities and equity	$	**4,234**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrir adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchar Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchan Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form : previously filed with the Securities and Exchange Commission.



Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

OPERATING EXPENSES:

Selling, general & administration	$	-
Operating expenses		-
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

Total assets	$	-
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate	$	1
Current liabilities		1
Total liabilities		1
EQUITY:		
Member capital		2,703
Retained deficit		(2,704)
Equity		(1)
Total liabilities and equity	$	-

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BRIX Holding Company, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

.

OTHER EXPENSE:

Other expense		0
Other expense		**0**
Net loss	$	**0**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chatham Energy, LLC
Balance Sheet
Year Ended December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	28,944
Current assets		28,944
OTHER NON-CURRENT ASSETS		
Goodwill		5,403
Other non-current assets		5,403
Total assets	$	**34,347**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	4
Accrued salaries and benefits		3
Current liabilities		7
Total liabilities		**7**
EQUITY:		
Contributed Capital		29,099
Retained Earnings		5,241
Equity		**34,340**
Total liabilities and equity	$	**34,347**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chatham Energy, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

REVENUES:		
Revenue from affiliate	$	1,895
Operating revenues		**1,895**
OPERATING EXPENSES:		
Compensation and benefits		564
Professional services		8
Rent and occupancy		59
Technology and communication		31
Depreciation and amortization expense		895
Intercompany affiliate expense		206
Operating expenses		**1,763**
Net income	$	132

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	56
Due from affiliates		763
Current assets		819

OTHER NON-CURRENT ASSETS

Investment in subsidiary		33,332
Other non-current assets		33,332
Total assets	$	**34,151**

LIABILITIES AND EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	5
Current liabilities		5

NON-CURRENT LIABILITIES:

Deferred tax liabilities - non-current		10,307
Non-current liabilities		10,307
Total liabilities		**10,312**

EQUITY:

Contributed capital		1,950
Retained earnings		18,824
Accumulated other comprehensive income		3,065
Equity		**23,839**
Total liabilities and equity	$	**34,151**

of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring
ecessary to fairly present our financial position and results of operations for the period presented. Certain information
ed in financial statements prepared in accordance with accounting principles generally accepted in the United States of
een condensed or omitted. These financial statements do not include income taxes accounting and equity method
e balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental
the ultimate parent company) at that date but does not include all of the information required by generally accepted
ciples for complete financial statements. These financial statements should be read in conjunction with the
lExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained
eport on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Selling, general & administration	26
Operating expenses	**26**
Operating loss	**(26)**
OTHER EXPENSE:	
Other expense	**0**
Pre-tax net loss	**(26)**
Income tax benefit	1,861
Net income	**$ 1,835**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	-
Current assets		-

OTHER NON-CURRENT ASSETS

Investment in subsidary	2,529
Other non-current assets	2,529

Total Assets	$	**2,529**

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Due to affiliates	$	-
Current liabilities		-

Total liabilities	-

EQUITY:

Retained earnings	2,529
Member Equity	**2,529**

Total Liabilities and Member Equity	$	**2,529**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Futures Exchange, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(in thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		-
Operating expenses		-
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CHXBD, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)

(in thousands)

Current assets:

Cash and cash equivalents	$	122
Due from affiliates, net		16
Current assets		138
Total assets	$	138

LIABILITIES and EQUITY

Current liabilities:

Due to affilates, net	$	-
Current liabilities		-
Total liabilities		-

Equity:

Net loss		(2)
Retained earnings		140
Total equity		138
Total liabilities and equity	$	138

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CHXBD, LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Compensation and benefits		
Selling, general and adminstrative		2
Operating expenses		2
Operating loss		(2)
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		(2)
Income tax benefit		-
Net loss	$	(2)

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Commodities Exchange Center
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total Assets	$	1

LIABILITIES AND MEMBER EQUITY:

.

MEMBER EQUITY:

Member capital		1
Member equity		1

Total member equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



CREDIT MARKET ANALYSIS USA, Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:

Cash and cash equivalents	$	1,264
Income tax receivable		502
Current assets		1,766

PROPERTY AND EQUIPMENT

Property and equipment cost	1,354
Accumulated depreciation	(1,254)
Property and equipement, net	100

OTHER NON-CURRENT ASSETS:

Deferred tax assets- noncurrent	1,007
Other non-current assets	1,007
Assets	2,873

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	0
Accrued salaries and benefits	145
Due to affiliates	3,794
Current liabilities	3,939

SHAREHOLDERS EQUITY:

Contributed capital		604
Retained deficit		(1,670)
Equity		(1,066)
Total liabilities and equity	$	2,873

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDIT MARKET ANALYSIS USA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)

Affiliate income	$	1,156
Total revenue		**1,156**
Compensation and benefits		731
Technology and communication		2
Rent and Other Occupancy		78
Selling, general and administrative		5
Depreciation and amortization		299
Operating expenses		**1,115**
Operating income		**41**
Other income, net		1
Other income, net		**1**
Pre-tax net income		**42**
Income tax expense		22
Net income		**20**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX GROUP, INC.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
	Cash and cash equivalents	$ 4,356
	Prepaid expenses and other current assets	178
	Current income tax receivable	75
	Current assets	4,609
PLANT PROPERTY AND EQUIPMENT:		
	Operating Lease Right of Use Asset	4,832
	Property and equipment cost	41,827
	Accumulated depreciation	(32,008)
	Property and equipment, net	14,651
OTHER NON-CURRENT ASSETS:		
	Goodwill	358,772
	Other noncurrent assets	565
	Other non-current assets	359,337
	Assets	378,597
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Accounts payable and accrued liabilities	91
	Accrued salaries and benefits	7,812
	Other Current Liabilities	1,210
	Due to affiliates, net	440,494
	Current liabilities	449,607
NON-CURRENT LIABILITIES:		
	Deferred tax liabilities - noncurrent	24,494
	Other Non Current Liabilities	4,340
	Non-current liabilities	28,834
	Liabilities	478,441
EQUITY:		
	Additional Paid in Capital	37,340
	Contributed capital	415,909
	Retained deficit	(554,788)
	Accumulated other comprehensive income	1,695
	Equity	(99,844)
	Total liabilities and equity	$ 378,597



CREDITEX GROUP, INC.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Transaction fees, net	$	63
Affiliate revenue		31,763
Total revenue		31,826
Compensation and benefits		27,727
Professional services		771
Technology and communications		356
Rent and other occupancy		1,088
Selling, general & administration		305
Amortization & depreciation expense		7,480
Service & license fees to affiliate		5,236
Operating expenses		42,963
Operating loss		(11,137)
Interest income		(4)
Interest income from affiliates		33
Other expense, net		(184)
Other expense, net		(155)
Pre-tax net loss		(11,292)
Income tax benefit		2,061
Net loss	$	(9,231)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets	$	1
Total assets		**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital	1
Member equity	**1**

Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX, LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(In thousands)

ASSETS:

Cash and cash equivalents	$	75
Accounts receivable, net of allowance		1,004
Prepaid Expenses and Other Current Assets		4
Due from affiliates, net		510,387
Assets	$	511,470

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	-
Current liabilities		-
Liabilities		-
Contributed capital		90,241
Retained earnings		421,229
Equity	$	511,470
Total liabilities and equity	$	511,470

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX, LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Transaction fees, net	$	3,430
Total revenue		3,430
Selling, general & administration		12
Affiliate expense		180
Operating expenses		192
Operating income		3,238
Other expense, net		(37)
Pre-tax net income		3,201
Net income	$	3,201

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:

Income Tax Receivable		578
	Current Assets	578

OTHER NONCURRENT ASSETS:

Deferred tax asset - noncurrent		$	553
	Other noncurrent assets		553
	Assets	$	1,131

LIABILITIES and EQUITY:
CURRENT LIABILITIES:

Due to affiliates, net		1,372
	Current liabilities	1,372

EQUITY:

Retained deficit			(194,402)
Contributed Capital			193,580
Accumulated other comprehensive income			581
	Equity		(241)
	Total liabilities and equity	$	1,131

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Total revenue	$	-
		-
Operating expenses		-
Operating income		-
Pre-tax net income		-
Income tax expense		222
Net loss	$	(222)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



DCFB LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**

Total equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



eCops, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND MEMBER EQUITY:

.

MEMBER EQUITY:

Member capital		1
Member Equity		**1**

Total Member Equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Electric Railroad LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Enterprises Aviation, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	-
Prepaid expenses and other current assets		22
Due from affliliate		1,891
Current assets		1,913
NON-CURRENT ASSETS:		
Deferred Tax Asset		88
Non-current assets		88
Total assets	$	**2,001**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		31
Accrued salaries and benefits		232
Income Tax Payable		3
Deferred Revenue		0
Current liabilities		**266**
EQUITY:		
Contributed capital		829
Retained earnings		906
Equity		**1,735**
Total liability and equity	$	**2,001**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Enterprises Aviation, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		(724)
Operating expenses		**(724)**
Pre-tax net income		724
Income tax expense		201
Net Income	$	**523**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



FINRA/NYSE Trade Reporting Facility LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**

Total equity

	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incon
taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



Guaranty Clearing Corporation
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets	$	1
Total assets		**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**
Total equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Hawk Enterprises 1, Inc.
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of non recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Excha Commission.



ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.



Hercules Solutions LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	191
Current assets		191
NONCURRENT ASSETS:		
Other Intangibles, Net		5,337
Investment in subsidiary		151
Noncurrent assets		5,488
Total assets	$	5,679
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Intercompany	$	280
Current liabilities		280
NONCURRENT LIABILITIES:		
Operating Lease Liability Long-Term		(5)
Noncurrent liabilities		(5)
Total liabilities	$	275
EQUITY:		
Retained earnings		5,404
Total equity		5,404
Total liabilities and equity	$	5,679

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Hercules Solutions LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:	
OTC Revenue	72
Total Revenue	72
Expenses:	
Professional	48
Technology and communications	22
Selling, general and administration	(1)
Amortization and depreciation	600
Operating expenses	669
Operating income	(597)
Net income	$ (597)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Highway Networks LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**
Total equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incon
taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial statem
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



ICE 4165, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Cash Clearing

Other assets | 1

Total assets | $ | 1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital | 1

Equity | 1

Total equity | $ | 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE 5660, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	(566)
Current assets		(566)
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		140,617
Accumulated depreciation		(61,709)
Property and equipment, net		78,908
NON-CURRENT ASSETS		
Other non-current assets		138
Non-current assets		138
Total assets	$	78,480
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	731
Due to affiliate		134,705
Other		60
Current liabilities		135,496
Total liabilities		135,496
EQUITY:		
Contributed capital		(13,007)
Retained deficit		(81,785)
Equity		(94,792)
Total liabilities and equity	$	40,704

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE 5660, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Total Revenue	$	-
OPERATING EXPENSES:		
Professional Services		466
Rent and other occupancy		3,224
Selling, general and administrative		1,399
Amortization and depreciation expense		7,918
Operating expenses		**13,007**
Net loss	$	**(13,007)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Atrium Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:		
	Cash and cash equivalents	$ 840
	Prepaid expenses and other current assets	171
	Current assets	1,011
PLANT PROPERTY AND EQUIPMENT:		
	Property and equipment	1,750
	Accumulated depreciation	(1,208)
	Property and equipment, net	542
NON-CURRENT ASSETS:		
	Goodwill	1,126
	Other non-current assets	1,126
	Assets	2,679
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Accounts payable and accrued liabilities	270
	Accrued salaries and benefits	360
	Income Tax Payable	(31)
	Due to affiliates	15,498
	Current liabilities	16,097
NON-CURRENT LIABILITIES:		
	Deferred tax liabilities - noncurrent	(594)
	Non-current liabilities	(594)
	Liabilities	15,503
SHAREHOLDERS EQUITY:		
	Contributed capital	330
	Retained deficit	(13,154)
	Equity	(12,824)
	Total liabilities and equity	$ 2,679

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Atrium Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Data services fees, net	$ -
Total revenue	**0**
Compensation and benefits	1,617
Professional Services	17
Technology and communication	1,530
Rent and occupancy	61
Selling, general and administrative	7
Depreciation and amortization	299
Affiliate expense	1,067
Operating expenses	**4,598**
Operating loss	**(4,598)**
Other expense (income), net	8
Other expense, net	**8**
Pre-tax net loss	**(4,606)**
Income tax benefit	1,164
Net loss	**(3,442)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE BRAZIL TECHNOLOGY, LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:		
Due from affiliate		$ 338
	Current assets	338
	Assets	338
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
	Current liabilities	0
SHAREHOLDERS EQUITY:		
Retained earnings		338
	Equity	338
	Total liabilities and equity	$ 338

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE BRAZIL TECHNOLOGY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)

Total revenue	$ -
Selling, general and administrative	-
Operating expenses	-
Pre-tax net income	-
Income tax expense	-
Net income	-

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear Credit LLC

Balance Sheet

As of December 31, 2021

(Unaudited)

(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	40,192
Cash - clearing member deposits		43,324,241
Accounts receivable, net of allowance		8,702
Restricted Cash		111,700
Prepaid expenses and other current assets		6,909
Current Assets		43,491,744
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		63,389
Accumulated depreciation		(49,274)
Property and equipment, net		14,115
OTHER NONCURRENT ASSETS:		
Restricted cash long term		50,000
Other noncurrent assets		50,000
Assets	$	43,555,859
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	7,084
Accrued salaries and benefits		5,448
Due From Affiliates		6,819
Margin deposits and guaranty funds		43,324,241
Deferred revenue		3,459
Current liabilities		43,347,051
NONCURRENT LIABILITIES:		
Other Non Current Liabilities		235
Noncurrent liabilities		235
Liabilities		43,347,286
EQUITY:		
Contributed capital		126,800
Retained earnings		81,773
Total equity		208,573
Total liabilities and equity	$	43,555,859

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear Credit LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Credit and Other	$	144,128
Fixed Income Data Services		269
Affiliate revenue		3,926
Total Revenue		148,323
Expenses:		
Compensation and benefits		17,944
Professional services		607
Technology and communication		5,687
Rent and occupancy		895
Selling, general and administrative		1,135
Depreciation and amortization		9,262
Service and license fees to affiliates		25,792
Operating Expenses		61,322
Operating Income		87,001
Other expense, net		(4,404)
Pre-Tax Net Income		82,597
Income tax expense		-
Net Income	$	82,597

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear U.S., Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	19,446
Margin deposits and guaranty funds	8,069,550
Restricted Cash	112,400
Accounts receivable, net of allowance	47,183
Prepaid expenses and other current assets	1,656
Current assets	8,250,235

Other non-current assets:

Restricted Cash LT	83,000
Deferred tax asset - noncurrent	3,451
Other non-current assets	86,451
Total assets	8,336,686

Current liabilities:

Accounts payable and accrued liabilities	968
Accrued salaries and benefits	454
Margin deposits and guaranty funds	8,069,551
Deferred Revenue	1,400
Due to affiliates, net	58,515
Current liabilities	8,130,888

NONCURRENT LIABILITIES:

Other noncurrent liabilities	13,209
Noncurrent portion of licensing agreement	-
Noncurrent Liabilities	13,209
Total liabilities	8,144,097

Equity:

Contributed capital	66,142
Retained earnings	126,447
Total equity	192,589
Total liabilities and equity	8,336,686

·

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear U.S., Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	319,721
Other revenues		32,170
Service and license fees for affiliates		1,963
Total revenues		353,854
Expenses:		
Compensation and benefits		10,402
Professional services		965
Technology and communication		1,021
Rent and occupancy		991
Selling, general and adminstrative		3,082
Service and license fees to affiliates		65,165
Operating expenses		81,626
Operating income		272,228
Other income, net		943
Interest expense to affiliates		(513)
Other income, net		430
Pre-tax net income		272,658
Income tax expense		53,205
Net income	$	219,453

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS		
Prepaid expenses and Other Current Assets		1
Income Tax Receivable		2
		3
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		4,583
Accumulated depreciation		(4,570)
Property and equipment net		13
OTHER NONCURRENT ASSETS		
Goodwill		4,776
Other noncurrent assets		4,776
Total assets	$	**4,792**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate		22,443
Current liabilities		22,443
Total liabilities		**22,443**
EQUITY:		
Contributed capital		8,940
Retained deficit		(26,591)
Equity		**(17,651)**
Total liabilities and equity	$	**4,792**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan
Commission.



ICE Credit Hub, LLC
Income Statement
As Of December 31, 2021
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	-
Operating revenues		**-**
OPERATING EXPENSES:		
Amortization & depreciation expense		291
Operating expenses		**291**
Pre-tax net loss		**(291)**
Income tax expense		1
Net loss	$	**(292)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Credit SEF LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**
Total equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Analytics, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:

Accounts receivable, net of allowance	4,967
Prepaid expenses and other current assets	100
Income tax receivable	9
Due from affiliates, net	375,084
Current assets	380,160

Property and equipment:

Property and equipment cost	44,105
Accumulated depreciation	(27,819)
Operating Lease Right of Use Asset	785
Property and equipment, net	17,071

Other non-current assets:

Other noncurrent assets	154
Other non-current assets	154

Total assets	$	397,385

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	295
Accrued salaries and benefits	4,891
Other Current Liabilities	1,697
Deferred revenue	570
Current liabilities	7,453

Non-current liabilities:

Other noncurrent liabilities	3,971
Non-current liabilities	3,971

Total liabilities	11,424

Equity:

Contributed capital	6,894
Retained earnings	379,067
Total equity	385,961

Total liabilities and equity	$	397,385

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Analytics, LLC
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	29,645
Total revenues		29,645
Expenses:		
Compensation and benefits		12,441
Professional services		667
Technology and communication		1,284
Rent and occupancy		2,974
Selling, general and administrative		93
Depreciation and amortization		9,158
Operating expenses		26,617
Operating income		3,028
Other income, net		2
Pre-tax net income		3,030
Income tax expense		2
Net income	$	3,028

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Current assets:

Accounts receivable, net of allowance	15,184
Income tax receivable	8
Due from affiliates, net	28,581
Prepaid expenses and other current assets	66
Current assets	43,839

Property and equipment:

Property and equipment cost	19,648
Accumulated depreciation	(15,049)
Property and equipment, net	4,599

Other non-current assets:

Other noncurrent assets	25
Deferred tax assets- non-current	4,620
Other non-current assets	4,645

Total assets	$	53,083

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	3,766
Accrued salaries and benefits	5,546
Deferred revenue	7
Due to affiliates, net	202,387
Current liabilities	211,706

Non-current liabilities:

Other noncurrent liabilities	132
Non-current liabilities	132

Total liabilities	211,838

Equity:

Contributed capital	7,363
Retained deficit	(166,118)
Total equity	(158,755)

Total liabilities and equity	$	53,083



ICE Data Connectivity & Feeds, Inc.
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Revenues:

Data services fees, net	$	69,374
Total revenues		69,374

Expenses:

Compensation and benefits	29,287
Professional services	989
Technology and communication	17,728
Rent and occupancy	1,434
Selling, general and administrative	310
Depreciation and amortization	2,893
Affiliate expense	10,108
Operating expenses	62,749
Operating income	6,625
Other expense, net	169
Other expense, net	169
Pre-tax net income	6,456
Income tax expense	2,490
Net income	$ 3,966



ICE Data Derivatives, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ (63)
Accounts receivable, net of allowance	17,469
Prepaid expenses and other current assets	269
Current Income Tax Receivable	23,882
Current assets	**41,557**
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	65,133
Accumulated depreciation	(49,280)
Property and equipment, net	**15,853**
OTHER NON-CURRENT ASSETS:	
Goodwill	306,722
Other intangibles, net	3,535
Other non-current assets	**310,257**
Total assets	**$ 367,667**
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 2,283
Accrued salaries and benefits	319
Due to affiliate	55,311
Deferred revenue, current	26,150
Income tax payable	-
Current liabilities	**84,063**
NON-CURRENT LIABILITIES:	
Deferred tax liability- non-current	4,719
Other non-current liabilities	2,022
Non-current liabilities	**6,741**
Total liabilities	**90,804**
EQUITY:	
Additional paid-in-capital	15,788
Retained earnings	261,075
Total equity	**276,863**
Total Liabilities and equity	**$ 367,667**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Derivatives, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Data services fees, net	$	58,013
Affiliate revenue		100
Total revenue		**58,113**
Compensation and benefits		2,011
Professional services		201
Technology and communication		10,106
Rent and occupancy		2
Selling, general and administrative		135
Depreciation and amortization		9,951
Affiliate expense		43,907
Operating expenses		**66,313**
Operating loss		**(8,200)**
Interest income		0
Other income, net		745
Other income, net		**745**
Pre-tax net loss		**(7,455)**
Income tax benefit		1,669
Net loss		**(5,786)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Indices, LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,042
Accounts receivable, net of allowance		51,453
Due from affiliates		8,089
Income Tax Receivable		14
Prepaid expenses and other current assets		507
Current assets		61,105

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	12,596
Accumulated depreciation	(6,722)
Property and equipment, net	5,874

NON-CURRENT ASSETS:

Goodwill	90,895
Other intangibles, net	19,513
Other non-current assets	110,408
Assets	177,387

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	4,047
Accrued salaries and benefits	3,701
Deferred revenue	10
Current liabilities	7,758

NON-CURRENT ASSETS:

Other non-current liabilities	187
Liabilities	7,945

SHAREHOLDERS EQUITY:

Additional paid in capital		4,886
Retained earnings		164,556
Equity		169,442
Total liabilities and equity	$	177,387

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Indices, LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Data services fees, net	$	105,945
Affiliate revenues		1,070
Total revenue		**107,015**
Compensation and benefits		11,723
Professional services		360
Technology and communication		8,893
Rent and Other Occupancy		480
Selling, general and administrative		1,671
Depreciation and amortization		10,544
Affiliate expenses		5,869
Operating expenses		**39,540**
Operating income		**67,475**
Affiliate interest expense		12
Other expense		15
Other expense, net		**27**
Pre-tax net income		**67,502**
Income tax expense		7
Net income		**67,495**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		**1**
Total equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incon
taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of
information required by generally accepted accounting principles for complete financial statements. These financial statem
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan
Commission.



ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:	
Cash and Cash Equivalents	(60)
Accounts Receivable, net of allowance	14,376
Prepaid Expenses and Other Current Assets	19
Due from affiliates	172,389
Current Assets	186,723
PROPERTY PLANT AND EQUIPMENT:	
Property and equipment cost	79
Accumulated depreciation	(79)
Property and equipment net	-
OTHER NONCURRENT ASSETS:	
Goodwill	78,302
Other Intangibles, net	413
Other Noncurrent Assets	78,714
Total assets	$ 265,438
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	1,316
Accrued salaries and benefits	2,296
Income taxes payable	41
Deferred Revenue	2,378
Current Liabilities	**6,032**
NON-CURRENT LIABILITIES:	
Deferred tax liabilities - noncurrent	250
Non-current Liabilities	**250**
Total liabilities	**6,282**
EQUITY:	
Retained Earnings	173,931
Contributed Capital	85,225
Equity	**259,156**
Total liabilities and equity	$ 265,438

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(in thousands)

REVENUES:	
Market data revenue	48,039
Revenue from affiliate, net	3,444
Operating Revenues	**51,484**
OPERATING EXPENSES:	
Compensation and benefits	11,842
Professional services	173
Rent and occupancy	680
Technology and communication	2,535
Selling, general & administrative	1,363
Depreciation & amortization expense	100
Intercompany expense	5,724
Operating expenses	**22,418**
OTHER INCOME:	
Other expense	**(16)**
Pre-tax net income	**29,049**
Income tax expense	7,231
Net income	**$ 21,818**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

.

EQUITY:

Member capital	1
Equity	1

Total Equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statement should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



ICE Data Pricing & Reference Data, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	3,167
Accounts receivable, net of allowance	155,002
Prepaid expenses and other current assets	5,087
Income tax receivable	25
Due from affiliates, net	4,222,639
Current assets	4,385,920

Property and equipment:

Property and equipment cost	45,921
Accumulated depreciation	(42,186)
Operating Lease Right of Use Asset	9,789
Property and equipment, net	13,524

Total assets	$	4,399,444

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	32,849
Accrued salaries and benefits	15,144
Other Current Liabilities	4,994
Deferred revenue	1,598
Current liabilities	54,585

Non-current liabilities:

Other noncurrent liabilities	14,377
Deferred Revenue - Long term	188
Non-current liabilities	14,565

Total liabilities	69,150

Equity:

Contributed capital	17,503
Retained earnings	4,312,791
Total equity	4,330,294

Total liabilities and equity	$	4,399,444

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Pricing & Reference Data, LLC
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	757,084
Affiliate revenue	15,270
Total revenues	772,354
Expenses:	
Compensation and benefits	72,922
Professional services	1,566
Technology and communication	67,280
Rent and occupancy	3,526
Selling, general and administrative	7,742
Depreciation and amortization	4,129
Affiliate expense	41,007
Operating expenses	198,172
Operating income	574,182
Other expenses, net	1,319
Pre-tax net income	572,863
Income tax expense	18
Net income	$ 572,845

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services Wireless LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:

Cash and Cash Equivalents	188
Accounts receivable, net of allowance	1,416
Affiliate	10,817
Prepaid expenses and other current assets	29
Current assets	12,450

Property and equipment:

Property and equipment cost	4,846
Accumulated depreciation	(4,129)
Property and equipment, net	717

Other non-current assets:

Investment in subsidiaries	478
Goodwill	212
Other Intangibles, Net	982
Other non-current assets	1,672
Total assets	$ 14,839

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	837
Current liabilities	837
Total liabilities	837

Equity:

Retained deficit	14,002
Total equity	14,002
Total liabilities and equity	$ 14,839

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services Wireless LLC
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	7,897
Total revenues		7,897
Expenses:		
Professional services		67
Technology and communication		4,341
Selling, general and administrative		(222)
Depreciation and amortization		785
Affiliate expense		734
Operating expenses		5,705
Operating income		2,192
Affiliate interest income		18
Other expense, net		(1)
Pre-tax net income		2,209
Income tax expense		-
Net income	$	2,209

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	822
Prepaid expenses and other current assets	4,367
Current Income Tax Receivable	1,468
Current assets	6,657

Property and equipment:	
Operating Lease Right of Use Asset	14,053
Property and equipment cost	318,303
Accumulated depreciation	(191,144)
Property and equipment, net	141,212

Other non-current assets:	
Goodwill	47,017
Other Intangibles, Net	17,219
Investment in subsidiaries	701,437
Deferred tax assets- non-current	300
Other noncurrent assets	11
Other non-current assets	765,984

Total assets	$ 913,853

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	4,516
Accrued salaries and benefits	24,226
Other current liabilities	3,155
Due to affiliates, net	2,897,841
Current liabilities	2,929,738

Non-current liabilities:	
Other noncurrent liabilities	17,501
Accrued Employee Benefits - Long Term	5,285
Non-current liabilities	22,786

Total liabilities	2,952,524

Equity:	
Contributed capital	32,903
Retained deficit	(2,071,574)
Total equity	(2,038,671)

Total liabilities and equity	$ 913,853

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services, Inc.
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	4,331
Affiliate revenue		84
Total revenues		4,415
Expenses:		
Compensation and benefits		92,203
Professional services		860
Technology and communication		10,783
Rent and occupancy		5,160
Selling, general and administrative		7,790
Depreciation and amortization		59,333
Affiliate expense		50,137
Operating expenses		226,266
Operating loss		(221,851)
Affiliate interest income		4,332
Other expense, net		27
Pre-tax net loss		(217,492)
Income tax expense		97,258
Net loss	$	(314,750)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE eConfirm LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:

Cash and cash equivalents	$	315
Accounts receivable, net of allowance		745
Due from affiliates		11,848
Current assets		12,908
Assets		12,908

LIABILITIES and EQUITY:

NON-CURRENT LIABILITIES:

Other non-current liabilities	374
Non-current liabilities	374
Liabilities	374

SHAREHOLDERS EQUITY:

Retained earnings		12,534
Equity		12,534
Total liabilities and equity	$	12,908

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE eConfirm LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	5,985
Total revenue		**5,985**
Selling, general and administrative		17
Professional services		39
Affiliate expense		1,795
Operating expenses		**1,851**
Operating income		**4,134**
Affiliate interest income		10
Other expense, net		**10**
Pre-tax net income		**4,144**
Net income		**4,144**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE ETF Hub, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	302
Accounts receivable, net of allowance	$	806
Current assets		1,108
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		6,806
Accumulated depreciation		(1,623)
Property and equipment, net		5,183
OTHER NON-CURRENT ASSETS:		
Investment in subsidiary		30,000
Other non-current assets		30,000
Total assets	$	36,291
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	10
Due to affiliates, net		8,298
Current liabilities		8,308
Total liabilities		8,308
EQUITY:		
Retained earnings		27,983
Total equity		27,983
Total liabilities and equity	$	36,291

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE ETF Hub, LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

.

Revenue:		
Fixed Income & Data Services Revenues	$	1,088
Total Revenue		1,088
Expenses:		
Professional Services		25
Rent and occupancy		69
Selling, General and Administration		3
Depreciation and amortization		1,054
Affiliate expense		615
Operating expenses		1,766
Operating loss		(678)
Other Income (Expense)		(1)
Pre-tax net loss		(679)
Income tax benefit		-
Net loss	$	(679)

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Execution Services, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Due to Affiliates		1,304
Current assets		1,304
Total Assets	$	1,304
LIABILITIES AND MEMBER EQUITY:		
Total liabilities		-
EQUITY:		
Contributed Capital		759
Retained earnings		545
Equity		1,304
Total liabilities and equity	$	1,304

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.



ICE Execution Services, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Total revenue		-
OPERATING EXPENSES:		
Selling, general & administration	$	-
Operating expenses		-
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Futures U.S., Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	$	1,932
Restricted cash		42,200
Prepaid expenses and other current assets		431
Due from affiliates, net		46,906
Current assets		91,469

Property and equipment:

Property and equipment cost	635
Accumulated depreciation	(553)
Property and equipment, net	82

Other non-current assets:

Goodwill	912,536
Other intangibles assets, net	287,348
Other noncurrent assets	2,574
Other non-current assets	1,202,458

Total assets	$	1,294,009

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	$	10,656
Accrued salaries and benefits		2,972
Deferred revenue		78
Margin Deposits and Guaranty funds		22,684
Current liabilities		36,390

Non-current liabilities:

Deferred tax liabilities - noncurrent	76,836
Other noncurrent liabilities	5,386
Non-current liabilities	82,222

Total liabilities	118,612

Equity:

Contributed capital	29,082
Retained earnings	1,146,315
Total equity	1,175,397

Total liabilities and equity	$	1,294,009

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Futures U.S., Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	45,396
Revenues from affiliates		133,810
Other revenues		1,356
Total revenues		180,562
Expenses:		
Compensation and benefits		13,198
Professional services		76
Technology and communication		26,194
Rent and occupancy		671
Selling, general and adminstrative		3,027
Depreciation and amortization		2,046
Service and license fees to affiliates		44,235
Operating expenses		89,447
Operating income		91,115
Other income, net		229
Other income, net		229
Pre-tax net income		91,344
Income tax expense		22,994
Net income	$	68,350

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Markets Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Income Tax Receivable		3
Due from affiliates		33,287
Current Assets		33,290
OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent		604
Other Noncurrent Assets		604
Total assets	$	**33,894**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		33
Accrued salaries and benefits		1,981
Current Liabilities		**2,014**
Total liabilities		**2,014**
EQUITY:		
Additional Paid in Capital		19,924
Retained Earnings		11,955
Equity		**31,880**
Total liabilities and equity	$	**33,894**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Markets Inc.
Income Statement
Year Ended December 31, 2021
(Unaudited)
(in thousands)

REVENUES:	
Affiliate revenue	14,143
Operating Revenues	**14,143**
OPERATING EXPENSES:	
Compensation and benefits	8,075
Professional services	495
Rent and occupancy	492
Technology and communication	57
Selling, general & administrative	141
Intercompany expense	4,048
Operating expenses	**13,308**
Pre-tax net income	835
Income tax expense	400
Net income	$ 435

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Middle East Investments, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	894
Current assets		894
Other non-current assets:		
Investment in subsidiary		32,101
Other non-current assets		32,101
Total assets	$	32,995

LIABILITIES and EQUITY

Current liabilities:		
Due to affiliates, net	$	2,726
Current liabilities		2,726
Total liabilities		2,726
Non-Controlling Interest		9,001
Equity:		
Retained earnings		21,268
Total equity		21,268
Total liabilities and equity	$	32,995

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Middle East Investments, LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		1
Affiliate expenses		1,523
Operating expenses		1,524
Operating loss		(1,524)
Intercompany Interest Expense		(2)
Other income, net		1
Other expense, net		(1)
Pre-tax net loss		(1,525)
Income tax benefit		405
Net loss	$	(1,120)

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Services, LLC
BALANCE SHEET
As of December 31, 2021

(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents		$ 6
Current assets		6
OTHER NON-CURRENT ASSETS:		
Goodwill		168,177
Other intangibles		72,273
Investment in subsidiary		203,694
Other non-current assets		444,144
Assets		444,150
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		92,988
Current liabilities		92,988
NON-CURRENT LIABILITIES:		
Deferred tax liability - non current		30,865
Non-current liabilities		30,865
Liabilities		123,853
SHAREHOLDERS EQUITY:		
Retained earnings		320,297
Equity		320,297
Total liabilities and equity		$ 444,150

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Services, LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Intercompany revenue	$ -
Total revenue	-
Depreciation and amortization	11,870
Operating expenses	**11,870**
Operating loss	**(11,870)**
Interest expense	-
Other income, net	-
Other expense, net	**-**
Pre-tax net loss	**(11,870)**
Income tax benefit	-
Net loss	**(11,870)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Technology Holdings, Inc.
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Income Tax Receivable		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

Due to affiliates, net		1
Total liabilities	$	**1**
Total liabilities & Equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Technology, Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:

Cash and cash equivalents	7,804
Accounts receivable, net of allowance	99,719
Prepaid expenses and other current assets	45,119
Current Income tax receivable	1,158
Due from affiliates	866,113
Current assets	1,019,913

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	190,724
Accumulated depreciation	(43,191)
Operating Lease Right of Use Asset	37,502
Property and equipment, net	185,035

OTHER NON-CURRENT ASSETS:

Goodwill	7,739,380
Other intangibles, net	3,987,067
Other non-current assets	45,056
Other non-current assets	11,771,503
Assets	12,976,451

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	69,597
Accrued salaries and benefits	24,556
Other current liabilities	13,770
Deferred revenue	43,469
Current liabilities	151,392

NON-CURRENT LIABILITIES:

Deferred tax liabilities Non current	1,092,906
Deferred revenue - Long term	15,485
Other non-current liabilities	107,520
Non-current liabilities	1,215,911
Liabilities	1,367,303

SHAREHOLDERS EQUITY:

Additional paid-in capital	28,710
Retained earnings	11,580,438
Equity	11,609,148
Total liabilities and equity	12,976,451

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Technology, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Mortgage Technology Revenues	$	1,092,441
Total revenue		**1,092,441**
Compensation and benefits		231,538
Professional services		33,016
Acquisition-related transaction and integration costs		28,041
Technology and communication		121,484
Rent and occupancy		7,943
Selling, general and administrative		18,029
Depreciation and amortization		388,530
Intercompany Expense		34,872
Operating expenses		**863,453**
Operating income		**228,988**
Interest income		4
Intercompany Interest Income		1,441
Interest expense		73
Other expense, net		(1,273)
Other income, net		**245**
Pre-tax net income		**229,233**
Income tax expense		138,722
Net income		**90,511**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE NGX U.S. Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	1,170
Prepaid expenses and other current assets		1
Due from affiliate		140
Income tax receivable		69
Current assets		1,380
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		50
Operating lease right of use asset		225
Accumulated depreciation		(35)
Property and equipment, net		240
Assets		1,620
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		108
Accrued salaries and benefits		328
Other current liabilities		53
Current liabilities		489
NON-CURRENT LIABILITIES:		
Operating lease liability		179
Deferred tax liability		5
		184
Liabilities		673
SHAREHOLDERS EQUITY:		
Retained earnings		820
Accumulated other comprehensive income		127
Equity		947
Total liabilities and equity	$	1,620

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE NGX U.S. Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Other revenues	$	1,948
Total revenue		**1,948**
Compensation and benefits		1,643
Professional Services		90
Technology and communication		32
Rent and other occupancy		61
Selling, general and administrative		12
Depreciation and amortization		11
Affiliate expense		-
Operating expenses		**1,849**
Operating income		**99**
Other expense, net		(5)
Pre-tax net income		**94**
Income tax expense		16
Net income		**78**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE PROCESSING, LLC
BALANCE SHEET
As of December 31, 2021
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:

Investment in affiliates		$	8,536
	Other non-current assets		8,536
	Assets	$	8,536

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates, net		$	8,583
	Current liabilities		8,583

EQUITY:

Retained deficit			(47)
	Equity		(47)
	Total Liabilities and Equity	$	8,536

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
information normally included in financial statements prepared in accordance with accounting principles generally accepted
United States of America have been condensed or omitted. These financial statements do not include income taxes account
equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statement
Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information requi
generally accepted accounting principles for complete financial statements. These financial statements should be read in co
with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 202
are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE PROCESSING, LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Swap Trade, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	377
Restricted cash		200
Due from affiliate		19,638
Current assets		20,215
Total assets	$	20,215
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Current liabilities		0
EQUITY:		
Contributed capital		9,200
Retained earnings		11,015
Equity		20,215
Total liabilities and equity	$	20,215

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incor
taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all
the information required by generally accepted accounting principles for complete financial statements. These financial
statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto f
the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Secur
and Exchange Commission.



ICE Swap Trade, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(in thousands)

REVENUES:

Transaction fees	$	2,587
Operating revenues		2,587

OPERATING EXPENSES:

Compensation and benefits		19
Technology Expenses		38
Selling, general & administrative		12
Service and license fees to affiliate		758
Operating expenses		**827**
Operating income		**1,760**
Net income	$	**1,760**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE U.S. OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	2,669
Accounts receivable, net of allowance		25,535
Current income tax receivable		7
Due from affiliate		30,868
Current assets		59,079
Total assets	$	**59,079**

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	11,894
Current liabilities		11,894
Total liabilities		**11,894**

EQUITY:

Additional paid-in capital		193
Retained earnings		46,992
Equity		**47,185**
Total liabilities and equity	$	**59,079**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain info normally included in financial statements prepared in accordance with accounting principles generally accepted in the United America have been condensed or omitted. These financial statements do not include income taxes accounting and equity me accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontine Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally ac accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are con Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE U.S. OTC Commodity Markets, LLC
Income Statement
As Of December 31, 2021
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	19,277
Market data fees		98,243
Other revenue		908
Intercompany revenue		5,171
Operating revenues		**123,599**
OPERATING EXPENSES:		
Technology and communication		(2)
Selling, general & administration		2,110
Service & license fees to affiliates		88,450
Operating expenses		**90,558**
Operating income		**33,041**
OTHER EXPENSE:		
Other expense		**(9)**
Pre-tax net income		33,032
Income tax expense		3
Net income	$	**33,029**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE UK GP, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE UK LP, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

.

EQUITY:

Member capital	1
Equity	1

Total Equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incon
taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all
information required by generally accepted accounting principles for complete financial statements. These financial statem
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



ICE U.S. Holding Company GP LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(in thousands)

Non-current assets:		
Investment in affiliate	$	15
Non-current assets		15
Total assets		15
Liabilities and Equity		
CURRENT LIABILITIES:		
Due to affiliates	$	-
Current liabilities		0
.		
Equity:		
Retained earnings		15
Total equity		15
Total liabilities and equity	$	15

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE US Holding Company LP
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital	1
Equity	**1**

Total equity	$	**1**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE US Holding Company LP LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents	$	2,130
Current income tax receivable		3,308
Current assets		5,438
Investment in subsidiary		222,788
Total assets	$	228,226
Liabilities and Equity		
Current liabilities:		
Accounts Payable and Accrued Liabilities		497
Due from affiliate		4,851
Current liabilities	$	5,348
Non Current Liabilities		3
Total liabilities		5,351
Equity:		
Contributed capital		46,258
Retained earnings		176,617
Total equity		222,875
Total liabilities and equity	$	228,226

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE US Holding Company LP LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Total revenues	-
Operating expenses:	
Professional Services	230
Selling, general & administration	3
Total operating expenses	**233**
Operating loss	**(233)**
Other Expense	**15**
Income tax expense	**111**
Net Loss	**$ (359)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



IDS International, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:		
Due from affiliates, net	$	442,651
Current assets		442,651
Total assets	$	442,651
Total liabilities		-
Equity:		
Retained earnings		442,651
Total equity		442,651
Total liabilities and equity	$	442,651

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



IDS International, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		-
Operating expenses		-
Operating income		-
Intercompany interest income		669
Other Income, Net		(62)
Other income		607
Pre-tax net income		607
Income tax expense		223
Net income	$	384

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Igloo Intermediate Corporation
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	$ 1
Due from affiliates, net	10,699
Current assets	**10,700**
Total assets	**$ 10,700**

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	-
Current liabilities	**-**
Non-current liabilities:	
Deferred Tax Liabilities - Non Current	**2,011**
Non-current liabilities	**2,011**
Total liabilities	**2,011**
Equity:	
Retained earnings	**8,689**
Total equity	**8,689**
Total liabilities and equity	**$ 10,700**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Igloo Intermediate Corporation
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Total revenues	-
Selling, general and administrative	-
Operating expenses	-
Operating loss	-
Pre-tax net loss	-
Income tax expense	19
Net loss	(19)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Holdings Corporation
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:	
Cash and Cash Equivalents	5
Current assets	**5**
Non-current assets:	
Goodwill	3,231,837
Other intangibles, net	1,661,475
Investment in subsidiary	10,096
Due from affiliates	17,405
Non-current assets	**4,920,813**
Total assets	**$ 4,920,818**

LIABILITIES and EQUITY

Current liabilities:	
Income tax payable	-
Current liabilities	**-**
Non-current liabilities:	
Deferred tax liabilities - noncurrent	485,285
Non-current liabilities	**485,285**
Total liabilities	**485,285**
Equity:	
Contributed capital	1,474
Retained earnings	4,434,059
Total equity	**4,435,533**
Total liabilities and equity	**$ 4,920,818**



Interactive Data Holdings Corporation
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Total revenues	-
Expenses:	
Depreciation and amortization	**114,839**
Operating expenses	**114,839**
Operating loss	**(114,839)**
Other expenses, net	-
Pre-tax net loss	**(114,839)**
Income tax benefit	31,357
Net loss	$ **(83,482)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Online Properties, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:

Accounts receivable, net of allowance	30
Current Income Tax Receivable	8
Due to affiliates	66,975
Current assets	67,013
Total assets	$ 67,013

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	3
Deferred Revenue	135
Current liabilities	138
Non-current liabilitiess:	
Deferred tax liabilities- non-current	1,350
Non-current liabilities	1,350
Total liabilities	1,488
Equity:	
Retained earnings	65,525
Total equity	65,525
Total liabilities and equity	$ 67,013

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Online Properties, Inc.
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	2,301
Total revenues		2,301
Expenses:		
Selling, general and administrative		40
Operating expenses		40
Operating income		2,261
Other expenses, net		-
Pre-tax net income		2,261
Income tax expense		581
Net income	$	1,680

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Real-Time Group, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	(3)
Due from affiliates, net	4,434
Current assets	4,431
Total assets	4,431

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	-
Current liabilities	-
Noncurrent liabilities:	
Deferred Tax Liabilities Non Current	3
Noncurrent liabilities	3
Total liabilities	3
Equity:	
Retained earnings	4,428
Total equity	4,428
Total liabilities and equity	4,431

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Real-Time Group, Inc.
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	360
Total revenues		360
Expenses:		
Professional Services		6
Selling, general and administrative		(17)
Operating expenses		(11)
Operating income		371
Other expense, net		(263)
Other expense, net		(263)
Pre-tax net income		108
Income tax expense		27
Net income	$	81

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:		
	Cash and cash equivalents	$ 999
	Restricted cash	10,010
	Accounts receivable, net of allowance	5,565
	Prepaid expenses and other current assets	59,515
	Due From affiliates	633,193
	Current Income tax receivable	36,221
	Current assets	745,503
PLANT PROPERTY AND EQUIPMENT:		
	Property and equipment	929,284
	Accumulated depreciation	(648,210)
	Operating Lease Right of Use Asset	77,514
	Property and equipment, net	358,588
OTHER NON-CURRENT ASSETS:		
	Goodwill	87,587
	Other intangibles, net	10,614
	Deferred Income Tax Asset - Non Current	1
	Investment in affiliates	2,321,546
	Other non-current assets	1,614,997
	Other non-current assets	4,034,745
	Assets	5,138,836
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Accounts payable and accrued liabilities	39,166
	Accrued salaries and benefits	77,891
	Other current liabilities	20,308
	Deferred revenue	815
	Current liabilities	138,180
NON-CURRENT LIABILITIES:		
	Other non-current liabilities	166,600
	Deferred Tax Liabilities	397,789
	Non-current liabilities	564,389
	Liabilities	702,569
Noncontrolling interest		251,654
SHAREHOLDERS EQUITY:		
	Additional paid-in capital	469,958
	Retained earnings	3,699,715
	Accumulated other comprehensive income	14,940
	Equity	4,184,613
	Total liabilities and equity	$ 5,138,836

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustmer
our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in
principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income ta
method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange
company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial stater
statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended Decen
contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)


Transaction and clearing fees, net	$	15,268
Data services fees, net		21,931
Other revenues		3,537
Affiliate revenue		480,493
Total revenue		**521,229**
Compensation and benefits		282,629
Professional services		29,196
Acquisition-related transaction and integration costs		3,772
Technology and communication		131,661
Rent and occupancy		4,884
Selling, general and administrative		29,878
Depreciation and amortization		95,564
Affiliate expense		30,114
Operating expenses		**607,698**
Operating loss		**(86,469)**
Interest expense		(7)
Affiliate interest income		9,619
Other income, net		1,332,529
Other income, net		**1,342,141**
Pre-tax net income		**1,255,672**
Income tax expense		**695,777**
Net income		**559,895**
Net income from continuing operations attributable to non-controlling interest		**(10,669)**
Net income attributable to ICE	$	**549,226**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)



CURRENT ASSETS:

Cash and cash equivalents	$	1,477
Prepaid expenses and other current assets		779
Due from affiliates		9,881
Total current assets		12,137

NON-CURRENT ASSETS:

Deferred tax liabilities - non current	67
Total non-current assets	67

Total assets	$	12,204

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts Payable and Accrued Liabilities	$	2,105
Income tax payable		169
Current liabilities		1,084
Current Liabilities		3,358
Total Liabilities		3,358

EQUITY:

Retained earnings	8,846
Total equity	8,846

Total liabilities and equity	$	12,204

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Intercontinental Exchange Property Protection, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Total Revenue	$ -
Expenses:	
Compensation and benefits	(277)
Professional services	100
Selling, general and administrative	(182)
Operating Expenses	(359)
Operating Income	359
Interest income	-
Intercompany Interest income	16
Other Income	16
Pre-tax net income	375
Income tax expense	99
Net income	$ 276

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessa
to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepar
in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do n
include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial stateme
of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted
accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Ir
financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with th
Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE, INC.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,764
Prepaid expenses and other current assets		36
Income tax receivable		576
Current assets		2,376
OTHER NON-CURRENT ASSETS:		
Investment in subsidiaries		27,590,718
Other intangibles, Net		40
Deferred tax asset - non-current		11,521
Other non-current assets		52,280
Other non-current assets		27,654,559
Assets	$	27,656,935
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	83,728
Accrued salaries and benefits		23,948
Long term debt - current portion		1,511,002
Due to affiliates		13,433,115
Current liabilities		15,051,793
NONCURRENT LIABILITIES:		
Notes payable long-term		12,397,620
Non-current liabilities		12,397,620
Liabilities		27,449,413
EQUITY:		
Common stock, $0.01 par value		6,312
Treasury stock, at cost		(5,520,251)
Contributed capital		13,136,640
Retained deficit		(5,389,833)
Accumulated other comprehensive income		(2,025,346)
Equity		207,522
Total liabilities and equity	$	27,656,935

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Total Revenue	$ -
Compensation and benefits	1,428
Acquisition-related transaction and integration costs	128
Selling, general and administrative	1,218
Operating expenses	**2,774**
Operating loss	**(2,774)**
Interest income	93
Affiliate interest expense	(24,760)
Interest expense	(415,496)
Other expense, net	(301)
Other expense, net	**(440,464)**
Pre-tax net loss	**(443,238)**
Income tax benefit	(198,291)
Net loss	**$ (244,947)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



IntercontinentalExchange International, Inc.
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

.
EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of n
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. C
information normally included in financial statements prepared in accordance with accounting principles generally accepted i
United States of America have been condensed or omitted. These financial statements do not include income taxes accountin
equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statemer
Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information requir
generally accepted accounting principles for complete financial statements. These financial statements should be read in conjur
with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, whic
contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Internet Services Telco LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	-
Current assets		-

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	160
Accumulated depreciation	(160)
Property and equipment, net	-
Assets	-

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates	85
Current liabilities	85
Liabilities	85

SHAREHOLDERS EQUITY:

Retained deficit		(85)
Equity		(85)
Total liabilities and equity	$	-

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Internet Services Telco LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**-**
Professional Services	-
Depreciation and amortization	-
Operating expenses	**0**
Operating loss	**0**
Pre-tax net loss	**0**
Net loss	**0**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.
.



Level 11 Analytics, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	189
Accounts Receivable, Net		113
Prepaid expenses and other current assets		24
Due from affiliates, net		144
Current assets		470
Total assets	$	470

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	21
Accrued salaries and benefits		9
Deferred Revenue		161
Current liabilities		191
Total liabilities	$	191

EQUITY:

Retained earnings		279
Total equity		279
Total liabilities and equity	$	470

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Level 11 Analytics, LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:	
Fixed Income Data Services	102
Total Revenue	102
Expenses:	
Compensation and Benefits	87
Operating expenses	87
Operating income	15
Income Tax Expense	4
Net income	$ 11

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



MERSCORP Holdings, Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
	Cash and cash equivalents	$ 2,582
	Accounts receivable, net of allowance	26,515
	Prepaid expenses and other current assets	77
	Due from affiliates	78,339
	Income tax receivable	1,986
	Current assets	109,499
PLANT PROPERTY AND EQUIPMENT:		
	Property and equipment	15,189
	Accumulated depreciation	(8,105)
	Operating lease asset	1,081
	Property and equipment, net	8,165
NON-CURRENT ASSETS:		
	Deferred income tax asset non-current	1,336
	Other non-current assets	449
	Other non-current assets	1,785
	Assets	119,449
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Accounts payable and accrued liabilities	898
	Accrued salaries and benefits	1,197
	Other current liabilities	404
	Income taxes payable	-
	Deferred revenue	19,698
	Current liabilities	22,197
NON-CURRENT LIABILITIES:		
	Deferred tax liabilities - current	2,835
	Other non current liabilities	1,453
	Non-current liabilities	4,288
	Liabilities	26,485
SHAREHOLDERS EQUITY:		
	Contributed capital	201,176
	Retained deficit	(108,212)
	Equity	92,964
	Total liabilities and equity	$ 119,449

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



MERSCORP Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Mortgage Technology Revenues, net	195,289
Other revenue	-
Total revenue	**195,289**
Compensation and benefits	8,196
Professional Services	3,672
M&A Expenses	494
Technology and communication	361
Rent and other occupancy	382
Selling, general and administrative	533
Depreciation and amortization	3,439
Affiliate expense	7,586
Operating expenses	**24,663**
Operating income	**170,626**
Other income (expense)	-
Pre-tax net income	**170,626**
Income tax expense	47,782
Net income	**122,844**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Mortgage Electronic Registration Systems, Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents		$ 722
Income tax receivable		5
	Current assets	727
OTHER NON-CURRENT ASSETS:		
Deferred income tax asset		6
	Other non-current assets	6
	Assets	733
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		25
Due to affiliates		414
	Current liabilities	439
NON-CURRENT LIABILITIES:		
Deferred tax liability - non current		1
	Non-current liabilities	1
	Liabilities	440
SHAREHOLDERS EQUITY:		
Contributed capital		2,518
Retained deficit		(2,225)
	Equity	293
	Total liabilities and equity	$ 733

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Mortgage Electronic Registration Systems, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Intercompany revenue	$	285
Total revenue		**285**
Compensation and benefits		120
Professional services		44
Rent and Other Occupancy		-
Selling, general and administrative		97
Operating expenses		**261**
Operating income		**24**
Pre-tax net income		**24**
Income tax expense		7
Net income		**17**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



New York Futures Clearing Corporation
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member equity		**1**

Total Member Equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



New York Stock Exchange LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital	1
Equity	1

Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NSX Securities, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Due from Affiliate		3,184
Total assets	$	**3,184**

LIABILITIES AND EQUITY:

.

EQUITY:

Retained Earnings		3,184
Equity		**3,184**
Total equity	$	**3,184**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE American LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
	Cash and cash equivalents	$ 1,297
	Accounts receivable, net of allowance	46,970
	Income Tax Receivable	30
	Due from affiliate	76,172
	Current assets	124,469
PLANT PROPERTY AND EQUIPMENT:		
	Property and equipment	-
	Accumulated depreciation	-
	Property and equipment, net	-
NON-CURRENT ASSETS:		
	Goodwill	932,587
	Other intangibles, net	565,772
	Other noncurrent assets	137,938
	Other non-current assets	1,636,297
	Assets	1,760,766
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Accounts payable and accrued liabilities	63,332
	Deferred revenue	4,856
	SEC fees payable	920
	Current liabilities	69,108
NON-CURRENT LIABILITIES:		
	Deferred tax liabilities - noncurrent	194,969
	Other non-current liabilities	4,645
	Deferred Revenue - Long Term	3,770
	Non-current liabilities	203,384
	Liabilities	272,492
Noncontrolling interest		27,418
SHAREHOLDERS EQUITY:		
	Contributed capital	3,066
	Retained earnings	1,456,694
	Accumulated other comprehensive income	1,096
	Equity	1,460,856
	Total liabilities and equity	$ 1,760,766

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Transaction and clearing fees, net	$	38,315
Data services fees, net		8,885
Listing Fees		20,201
Other revenues		1,041
Affiliate revenue		1,776
Transaction based expenses		(35,345)
Total revenue, less transaction-based expenses		**34,873**
Compensation and benefits		93
Professional Services		1,231
Technology and communication		50
Selling, general and administrative		383
Depreciation and amortization		8,647
Affiliate expense		10,385
Operating expenses		**20,789**
Operating income		**14,084**
Interest expense		2
Other income, net		25,367
Other income, net		**25,365**
Pre-tax net income		**39,449**
Income tax expense		18,744
Net income		**20,705**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	190
Accounts receivable, net of allowance		74,743
Due from affiliates		533,481
Prepaid expenses and other current assets		208
Current assets		608,622

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	72,855
Accumulated depreciation	(69,806)
Property and equipment, net	3,049

NON-CURRENT ASSETS:

Goodwill	563,001
Other intangibles, net	943,581
Other non-current assets	17,527
Other non-current assets	1,524,109
Assets	2,135,780

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	36,491
Income tax payable	125
Deferred Revenue	(42)
SEC fees payable	23,202
Current liabilities	59,776

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	250,219
Other non-current liabilities	30,927
Non-current liabilities	281,146
Liabilities	340,922

SHAREHOLDERS EQUITY:

Additional paid-in capital		9,356
Retained earnings		1,785,502
Equity		1,794,858
Total liabilities and equity	$	2,135,780

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	802,403
Data services fees, net		75,062
Listing Fees		13,707
Other revenues		15,710
Affiliate revenue		3,509
Transaction based expenses		(708,322)
Total revenue, less transaction-based expenses		**202,069**
Compensation and benefits		207
Professional services		1,619
Technology and communication		1,086
Selling, general and administrative		(669)
Depreciation and amortization		15,176
Affiliate expense		113,394
Operating expenses		**130,813**
Operating income		**71,256**
Affiliate interest income		2,125
Other expenses, net		(3)
Other income, net		**2,122**
Pre-tax net income		**73,378**
Income tax expense		20,409
Net income		**52,969**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA, Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	390
Accounts receivable, net of allowance		9,981
Due from affiliates		496,557
Income Tax Receivable		685
Prepaid expenses and other current assets		1,551
Current assets		509,164

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	10,424
Accumulated depreciation	(3,021)
Operating Lease Right of Use Asset	5,918
Property and equipment, net	13,321

NON-CURRENT ASSETS:

Other noncurrent assets	125,647
Non-current assets	125,647
Assets	648,132

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	430
Accrued salaries and benefits	1,441
Other Current Liabilites	872
SEC fees payable	2,401
Current liabilities	5,144

NON-CURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	28,767
Other non-current liabilities	8,472
Non-current liabilities	37,239
Liabilities	42,383

SHAREHOLDERS EQUITY:

Additional paid-in capital		5,699
Retained earnings		598,678
Accumulated other comprehensive income		1,372
Equity		605,749
Total liabilities and equity	$	648,132

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	608,048
Data services fees, net		16,966
Other revenues		30,575
Transaction based expenses		(556,163)
Total revenue, less transaction-based expenses		**99,426**
Compensation and benefits		5,945
Professional services		205
Technology and communication		1,741
Rent and occupancy		1,647
Selling, general and administrative		402
Depreciation and amortization		792
Affiliate expense		8,900
Operating expenses		**19,632**
Operating income		**79,794**
Affiliate interest income		940
Other income, net		25,279
Other expense, net		**26,219**
Pre-tax net income		**106,013**
Income tax expense		31,212
Net income		**74,801**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Chicago Holdings, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	$	56
Due from affiliates, net		16,803
Current assets		16,859

Other non-current assets:

Goodwill	32,258
Other intangibles assets, net	34,780
Other noncurrent assets	-
Other non-current assets	67,038

Total assets	$	83,897

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	$	-
Current liabilities		0

Non-current liabilities:

Deferred tax liabilities - noncurrent	9,490
Non-current liabilities	9,490

Total liabilities	9,490

Equity:

Contributed capital	3,894
Retained earnings	70,513
Total equity	74,407

Total liabilities and equity	$	83,897

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Chicago Holdings, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:	
Transaction and clearing fees, net	$ -
Total revenues	-
Expenses:	
Selling, general and adminstrative	(1)
Depreciation and amortization	320
Operating expenses	319
Operating loss	(319)
Other expenses, net	-
Other expense, net	-
Pre-tax net loss	(319)
Income tax benefit	(102)
Net loss	$ (217)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Chicago, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	981
Accounts receivable		3,833
Prepaid expenses and other current assets		11
Current assets		4,825
Property and equipment:		
Property and equipment cost		6,103
Accumulated depreciation		(3,016)
Operating Lease Right of Use Asset		484
Property and equipment, net		3,571
Other non-current assets:		
Deferred tax assets- non current		6,204
Other noncurrent assets		3,661
Other non-current assets		9,865
Total assets	$	18,261

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	(836)
Accrued salaries and benefits		196
Due to affiliates, net		2,787
SEC fees payable		1,317
Octher current liabilities		690
Current liabilities		4,154
Non-current liabilities:		
Other noncurrent liabilities		4,889
Accrued employee benefits - long term		2,097
Non-current liabilities		6,986
Total liabilities		11,140
Equity:		
Contributed capital		8
Retained earnings		7,353
Accumulated other comprehensive income		(240)
Total equity		7,121
Total liabilities and equity	$	18,261

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




NYSE Chicago, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)


Revenues:		
Transaction and clearing fees, net	$	21,399
Market Data Fees		5,155
OTC and Other revenues		1,269
Affiliate revenue		50
Transaction based expenses		(6,223)
Total revenues		21,650
Expenses:		
Compensation and benefits		(366)
Professional services		969
Technology and communication		292
Rent and occupancy		2,722
Selling, general and adminstrative		(124)
Depreciation and amortization		955
Affiliate expense		4,060
Operating expenses		8,508
Operating income		13,142
Interest expense		152
Other expenses, net		418
Other expense, net		570
Pre-tax net income		12,572
Income tax expense		2,163
Net income	$	10,409

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Group, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	129
Income tax receivable		933
Current assets		1,062
OTHER NON-CURRENT ASSETS:		
Goodwill		155,981
Investment in Sub		85,474
Deferred tax asset - non-current		7,814
Other non-current assets		249,269
Total assets	$	250,331
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Other Current Liabilities	$	94
Due to affiliates		173,982
Current liabilities		174,076
NON-CURRENT LIABILITIES:		
Other non-current liabilities		41,865
Non-current liabilities		41,865
Total liabilities		215,941
EQUITY:		
Contributed capital		501
Retained earnings		33,889
Total equity		34,390
Total liabilities and equity	$	250,331

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Selling, general, and administrative	(1,737)
Intercompany expenses	3,360
Operating expenses	1,623
Operating loss	(1,623)
Intercompany Interest income	85
Other income net	2
Other income, net	87
Pre-tax net loss	(1,536)
Income tax expense	1,453
Net loss	$ (2,989)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Holdings LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	552
Due from affiliates		6,476,523
Current assets		6,477,075

OTHER NON-CURRENT ASSETS:

Other non-current assets		0
Other non-current assets		0
Assets	$	6,477,075

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	0
Current Liabilities		0

NON-CURRENT LIABILITIES:

Notes payable - non-current		-
Non-current liabilities		-
Liabilities		0

EQUITY:

Contributed Capital		(6,574,971)
Net Income		1,240,078
Retained earnings		11,811,968
Total equity		6,477,075
Total liabilities and equity	$	6,477,075

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$	-
Expenses:		
Selling, general and administrative		9
Intercompany Expense		-
Operating expenses		9
Operating loss		(9)
Interest income from affiliates		11,866
Other income, net		1,227,561
Other income, net		1,239,427
Pre-tax net income		1,239,418
Income tax benefit		-
Net income	$	1,239,418

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE IP LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Due from affiliates	$	661
Current assets		661
Assets	$	661

LIABILITIES AND EQUITY:

EQUITY:

Retained deficit	736
Contributed capital	-
Accumulated other comprehensive income	(75)
Total equity	661
Total liabilities and equity	$ 661

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Liffe Holdings, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due from affiliate	$	3
Current liabilities		3
Liabilities		3

EQUITY:

Retained deficit		(3)
Total equity		(3)
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Liffe US LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	83
Current assets		83

NON-CURRENT ASSETS:

Deferred tax asset - non-current	88
Goodwill	(31)
Other non-current assets	57
Total assets	$ 140

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to afflilate	$	25,818
Current liabilities		25,818
Total liabilities		25,818

EQUITY:

Contributed capital	(25,678)
Retained deficit	-
Total equity	(25,678)
Total liabilities and equity	$ 140

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Liffe US LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$	-
Expenses:		
Operating expenses		-
Pre-tax net income		-
Income tax benefit		-
Net income	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princi generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been deri from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Repor on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Market (DE), Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	22,917
Short-term Investments		9,179
Accounts receivable, net of allowance		209,284
Due from affiliates		2,473,950
Prepaid expenses and other current assets		8,560
Income tax receivable		2,061
Current assets		2,725,951

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	591,821
Accumulated depreciation	(217,258)
Operating Lease Right of Use Asset	4,673
Property and equipment, net	379,236

NON-CURRENT ASSETS:

Goodwill	1,564,001
Other intangibles, net	1,798,029
Other non-current assets	144,383
Other non-current assets	3,506,413
Assets	6,611,600

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	87,398
Accrued salaries and benefits	57,448
Other Current Liabilities	4,117
Income Tax Payable	0
Deferred revenue	47,960
SEC fees payable	25,903
Current liabilities	222,826

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	472,344
Other non-current liabilities	71,953
Accrued employee benefits - long term	172,759
Deferred revenue - long term	62,686
Non-current liabilities	779,742
Liabilities	1,002,568

SHAREHOLDERS EQUITY:

Contributed capital		(440,448)
Additional paid-in capital		150,727
Retained earnings		5,946,317
Accumulated other comprehensive income		(47,564)
Equity		5,609,032
Total liabilities and equity	$	6,611,600

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.
.



NYSE Market (DE), Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	739,502
Data services fees, net		239,288
Listing Fees		445,405
Other revenues		32,042
Affiliate revenue		136,537
Transaction based expenses		(573,879)
Total revenue, less transaction-based expenses		**1,018,895**
Compensation and benefits		172,670
Professional services		38,281
Technology and communication		24,184
Rent and occupancy		8,937
Selling, general and administrative		68,156
Depreciation and amortization		65,198
Affiliate expense		55,373
Operating expenses		**432,799**
Operating income		**586,096**
Interest income		12
Affiliate interest income		5,220
Interest expense		(2)
Other income, net		(3,186)
Other income, net		**2,044**
Pre-tax net income		**588,140**
Income tax expense		182,253
Net income		**405,887**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE National, Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	234
Accounts receivable		2,336
Current assets		2,570
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		4,720
Accumulated depreciation		(3,423)
Property and equipment, net		1,297
NON-CURRENT ASSETS:		
Goodwill		5,355
Other intangibles, net		2,000
Other non-current assets		8,210
Other non-current assets		15,565
Assets		19,432
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		(332)
Due to affiliates		42,459
SEC Fees Payable		1,729
Current liabilities		43,856
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non current		269
Other Non-Current Liabilities		3
Non-current liabilities		272
Liabilities		44,128
SHAREHOLDERS EQUITY:		
Retained deficit		(24,696)
Equity		(24,696)
Total liabilities and equity	$	19,432

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE National, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net	79,355
Data services fees, net	7,702
Other revenues	7
Affiliate revenue	30
Transaction based expenses	(84,969)
Total revenue	**2,125**
Compensation and benefits	100
Professional Services	802
Selling, general and administrative	(36)
Depreciation and amortization	944
Affiliate expense	2,781
Operating expenses	**4,591**
Operating loss	**(2,466)**
Other expense	0
Pre-tax net loss	**(2,466)**
Income tax benefit	975
Net loss	**(1,491)**

.
.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Technologies Connectivity, Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	530
Accounts receivable, net of allowance		28,421
Due from Affiliates		550,451
Prepaid expenses and other current assets		1,305
Income tax receivable		4,142
Current assets		584,849

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	23,459
Accumulated depreciation	(18,907)
Property and equipment, net	4,552

NON-CURRENT ASSETS:

Goodwill	332,000
Other intangibles, net	345,000
Investment in Subsidiary	(479)
Other non-current assets	676,521
Assets	1,265,922

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	4,203
Accrued salaries and benefits	528
Income tax payable	(244)
Current liabilities	4,487

NON-CURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	89,165
Other non-current liabilities	4,218
Non-current liabilities	93,383
Liabilities	97,870

SHAREHOLDERS EQUITY:

Contributed capital		4,605
Retained earnings		1,163,435
Accumulated other comprehensive income		12
Equity		1,168,052
Total liabilities and equity	$	1,265,922

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Exchanges Data Services	$	43,920
Other Data Services		141,099
Affiliate Revenue		5,408
Total revenue		**190,427**
Compensation and benefits		5,208
Professional Services		205
Technology and communication		25,290
Rent and occupancy		397
Selling, general and administrative		(282)
Depreciation and amortization		2,541
Affiliate expense		10,035
Operating expenses		**43,394**
Operating income		**147,033**
Affiliate interest income		1,453
Other expense, net		**1,453**
Pre-tax net income		**148,486**
Income tax benefit (expense)		(34,000)
Net income		**114,486**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



onExchange Board of Trade
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets	$	1
Total Assets		**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital	1
Equity	**1**

Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



onExchange Clearing Corporation
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets	$	1
Total assets		**1**

LIABILITIES AND EQUITY:

.
EQUITY:

Member capital	1
Member equity	**1**
Total equity	$ **1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



PDR Services LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of non recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Pit Trader, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital	1
Equity	1

Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)

ASSETS:

OTHER NON-CURRENT ASSETS:

Investment in subsidiaries		1,989
	Other non-current assets	1,989
	Assets	1,989

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates		1,638
	Current liabilities	1,638

EQUITY:

Retained earnings		351
	Equity	351
	Total liabilities and equity	$ 1,989

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Q-WIXX B SUB, LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Total revenue	$ -
Selling, general & administration	-
Operating expenses	-
Operating loss	-
Pre-tax net loss	-
Income tax benefit	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



QW HOLDINGS, LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	-
Due from affiliates, net		5,899
Current assets		5,899
Total assets		5,899

EQUITY:

Retained earnings	$	4,727
Contributed capital		1,172
Equity		5,899
Total equity	$	5,899

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



QW HOLDINGS, LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Intercompany interest income		17
Pre-tax net income		**17**
Income tax expense		-
Net income	$	17

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Radiate, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	358
Due from affilates		238
Current assets		596
Total assets	$	596
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		-
Current liabilities		-
Total liabilities		-
EQUITY:		
Retained earnings		596
Total equity		596
Total liabilities and equity	$	596

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Radiate, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:	
Other Revenue	-
Total Revenue	-
Expenses:	
Professional services	-
Selling, general, and administrative	1
Amortization and Depreciation	123
Operating expenses	124
Operating loss	(124)
Pre-tax net loss	(124)
Income tax benefit	(34)
Net loss	$ (90)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



RisQ, Inc
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	112
Accounts Receivable, Net		50
Prepaid expenses and other current assets		6
Current assets		168
NONCURRENT ASSETS:		
Deferred Income Tax Asset Non Current		79
Noncurrent assets		79
Total assets	$	247
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	74
Accrued salaries and benefits		5
Intercompany		717
Current liabilities		796
Total liabilities		796
EQUITY:		
Retained deficit		(549)
Total equity		(549)
Total liabilities and equity	$	247

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



RisQ, Inc
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:	
Fixed Income Data Services	25
Total Revenue	25
Expenses:	
Compensation and Benefits	153
Operating expenses	153
Operating loss	(128)
Provision for taxes	(34)
Net loss	$ (94)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



SECURITIES EVALUATIONS, INC.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,050
Accounts receivable, net of allowance		11,256
Income tax receivable		28
Due from affiliates		25,222
Current assets		37,556
PROPERTY AND EQUIPMENT		
Property and equipment cost		801
Accumulated depreciation		(783)
Property and equipement, net		18
OTHER NON-CURRENT ASSETS:		
Goodwill		276,704
Other intangibles, net		93,798
Deferred income tax asset- noncurrent		952
Other non-current assets		371,454
Assets		409,028
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		250
Accrued Salaries and Benefits		(2)
Deferred Revenue		748
Current liabilities		996
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- noncurrent		26,307
Non-current liabilities		26,307
Liabilities		27,303
SHAREHOLDERS EQUITY:		
Contributed capital		366
Retained earnings		381,359
Equity		381,725
Total liabilities and equity	$	409,028

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Data services fees, net	$	-
Total revenue		**-**
Compensation and benefits		3
Depreciation and amortization		9,185
Operating expenses		**9,188**
Operating loss		**(9,188)**
Affiliate interest income		339
Other income, net		16
Other income, net		**355**
Pre-tax net loss		**(8,833)**
Income tax benefit		2,422
Net loss		**(6,411)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




Securities Industry Automation Corporation
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)


CURRENT ASSETS:

Cash and cash equivalents	$	257
Accounts receivable, net of allowance		1,429
Due from Affiliates		287,027
Prepaid expenses and other current assets		3,322
Current assets		292,035

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	360,233
Accumulated depreciation	(224,123)
Operating lease asset	46,374
Property and equipment, net	182,484
Assets	474,519

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	3,627
Accrued salaries and benefits	2,666
Other current liabilities	5,326
Income Tax Payable	0
Current liabilities	11,619

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	11,469
Operating lease liability	46,822
Other non-current liabilities	2,296
Non-current liabilities	60,587
Liabilities	72,206

SHAREHOLDERS EQUITY:

Contributed capital		19,912
Retained earnings		382,401
Equity		402,313
Total liabilities and equity	$	474,519

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Securities Industry Automation Corporation
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net		
Data services fees, net	$	13,128
Affiliate revenue		66,377
Total revenue		**79,505**
Compensation and benefits		12,304
Professional services		1,648
Technology and communication		24,082
Rent and occupancy		37
Selling, general and administrative		(120)
Depreciation and amortization		28,889
Operating expenses		**66,840**
Operating income		**12,665**
Pre-tax net income		**12,665**
Income tax expense		3,439
Net income		**9,226**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Simplifile Holdings, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,343
Current Income Tax Receivable		1,071
Due from affiliates, net		12,343
Current assets		14,757
Total assets	$	14,757
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Other current liabilities		1,343
Current liabilities		1,343
NON-CURRENT LIABILITIES:		
Deferred Non Current Tax Liabilities		15,483
Non-current liabilities		15,483
Total liabilities		16,826
EQUITY:		
Retained deficit		(2,069)
Total equity		(2,069)
Total liabilities and equity	$	14,757

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Simplifile Holdings, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Total Revenue	-
Expenses:	
Selling, general and administrative	2
Operating expenses	2
Operating income	(2)
Pre-tax net loss	(2)
Income tax expense	2,088
Net loss	$ (2,090)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Simplifile LC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	31,207
Accounts receivable		31,534
Prepaid expenses and other current assets		1,435
Due from affiliates, net		78,880
Current assets		143,056
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		20,011
Accumulated depreciation		(7,288)
Operating Lease Right of Use Asset		3,691
Property and equipment, net		16,414
NON-CURRENT ASSETS:		
Goodwill		222,905
Other intangibles, net		96,420
Other non-current assets		319,325
Total assets	$	478,795
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	43,876
Accrued salaries and benefits		2,425
Other current liabilities		874
Income tax payable		1,074
Current liabilities		48,249
NON-CURRENT LIABILITIES:		
Deferred Non Current Tax Liabilities		-
Other non-current liabilities		6,770
Non-current liabilities		6,770
Total liabilities		55,019
EQUITY:		
Contributed capital		1,400
Retained earnings		422,376
Total equity		423,776
Total liabilities and equity	$	478,795

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile LC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:		
Transaction and clearing fees, net	$	115,487
Other revenue		3,722
Total Revenue		119,209
Expenses:		
Compensation and benefits		23,178
Professional services		534
M&A Expenses		664
Technology and communication		17,207
Rent and occupancy		757
Selling, general and administrative		2,863
Depreciation and amortization		11,332
Operating expenses		56,535
Operating income		62,674
Interest income		1
Intercompany interest income		88
Other expense, net		89
Pre-tax net income		62,763
Income tax expense		15,077
Net income	$	47,686

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Stock Clearing Corporation
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from Affiliates		$ 2,764
	Current assets	2,764
NON-CURRENT ASSETS:		
Goodwill		(19)
Other noncurrent assts		300
	Other non-current assets	281
	Assets	3,045
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
	Current liabilities	-
	Liabilities	-
SHAREHOLDERS EQUITY:		
Retained earnings		3,045
	Equity	3,045
	Total liabilities and equity	$ 3,045

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Stock Clearing Corporation
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Other revenues	$ -
Total revenue	-
Selling, general and administrative	-
Operating expenses	-
Operating income	-
Other expense, net	-
Pre-tax net income	-
Income tax expense	-
Net income	-

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Strike Network Services LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	12
Due from affiliates		21
Current assets		33

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	401
Accumulated depreciation	(332)
Property and equipment, net	69
Assets	102

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	-
Current liabilities	0
Liabilities	0

SHAREHOLDERS EQUITY:

Retained earnings		102
Equity		102
Total liabilities and equity	$	102

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Strike Network Services LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	68
Operating expenses	**68**
Operating loss	**(68)**
Pre-tax net loss	**(68)**
Net loss	**(68)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



StrikeNET LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	26
Due from affiliates		92
Current assets		118
Assets		118

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	-
Current liabilities	0
Liabilities	0

SHAREHOLDERS EQUITY:

Retained earnings		118
Equity		118
Total liabilities and equity	$	118

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



StrikeNET LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**1**
Selling, general and administrative	1
Operating expenses	**1**
Operating loss	**0**
Pre-tax net loss	**0**
Net loss	**0**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Super Peach Acquisition Corp.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	137
Prepaid expenses and other current assets		88
Current assets		225
Total assets	$	225
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2
Intercompany		200
Current liabilities		202
Total liabilities		202
EQUITY:		
Contributed capital		25
Retained deficit		(2)
Total equity		23
Total liabilities and equity	$	225

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Super Peach Acquisition Corp.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:		
Total Revenue		-
Expenses:		
Professional services		2
Operating expenses		2
Operating loss		(2)
Net loss	$	(2)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Super Peach Acquisition Sponsor, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital	1
Equity	1

Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Tap and Trade, Inc.
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital	1
Equity	1

Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



The Clearing Corporation
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,655
Due from affiliate		-
Current Assets		1,655
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		-
Accumulated depreciation		-
Property and Equipment, Net		0
OTHER NONCURRENT ASSETS:		
Goodwill		22,514
Other non-current assets		22,514
Assets	$	24,169
LIABILITIES and EQUITY:		
NON CURRENT LIABILITIES:		
Deferred Tax Liabilities -Non Current		-
Other non-current liabiities		0
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Due to affiliate		42
Current liabilities		42
Liabilities		42
EQUITY:		
Contributed capital		90,246
Retained deficit		(66,119)
Total Equity		24,127
Total Liabilities and Equity	$	24,169

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



The Clearing Corporation
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:	
Other revenue	$ -
Total revenue	-
Expenses:	
Selling, general and administrative	11
Operating expenses	11
Operating loss	(11)
Interest income	-
Other income	-
Pre-tax net loss	(11)
Income tax benefit	13
Net Income	$ 2

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TheDebtCenter, L.L.C.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	$	-
Income Tax Receivable		2
Current assets		2

Other non-current assets:

Goodwill		423,555
Other intangibles assets, net		(5)
Investment in subsidiary		240,876
Other non-current assets		664,426

Total assets	$	664,428

LIABILITIES and EQUITY

Current liabilities:

Due to affiliates, net	$	584
Current liabilities		584

Total liabilities		584

Equity:

Retained earnings		663,844
Total equity		663,844

Total liabilities and equity	$	664,428

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TheDebtCenter, L.L.C.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Other revenues	$	-
Total revenues		-
Expenses:		
Depreciation and amortization		-
Operating expenses		-
Operating loss		-
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		-
Income tax expense		1
Net loss	$	(1)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TMC Bonds, L.L.C.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,271
Accounts receivable, net of allowance		15
Due from affiliates		57,295
Income tax receivable		7
Current assets		**58,588**

NON-CURRENT ASSETS:

Goodwill	42
Other non-current assets	**42**
Assets	**58,630**

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	2
Current liabilities	**2**
Liabilities	**2**

SHAREHOLDERS EQUITY:

Additional paid-in capital		1,263
Retained earnings		57,365
Equity		**58,628**
Total liabilities and equity	$	**58,630**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Data services fees, net	$	192
Total revenue		**192**
Technology and communication		29
Selling, general and administrative		(151)
Affiliate expense		63
Operating expenses		**(59)**
Operating income		**251**
Affiliate interest income		103
Other income, net		**103**
Pre-tax net income		**354**
Income tax expense		3
Net income		**351**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Accounts receivable, net of allowance	-
Current Income Tax Receivable	2
Current assets	2

PROPERTY PLANT AND EQUIPMENT:

Property and equipment cost	5,635
Accumulated depreciation	(4,616)
Property and equipment net	1,019

OTHER NON-CURRENT ASSETS

Investment in subsidiary	168
Other non-current assets	168
Total assets	$ 1,189

LIABILITIES AND EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	32
Accrued salaries and benefits	267
Due to affiliates	20,638
Current liabilities	20,937

NONCURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	263
NonCurrent Liabilities	263
Total liabilities	21,200

EQUITY:

Additional paid-in capital	5,302
Net deficit	(25,313)
Equity	**(20,011)**
Total liabilities and equity	$ 1,189

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



REVENUES:

Other revenue	$	-
Operating revenues		**0**

OPERATING EXPENSES:

Compensation and benefits	377
Professional services	16
Technology and communcations	51
Selling, general & administration	0
Amortization & depreciation expense	669
Service & license fees to affiliates	146
Operating expenses	**1,259**
Operating loss	**(1,259)**
Income tax benefit	**346**
Net loss	$ **(913)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:

Due from affiliate	$	5,993
Current assets		5,993

OTHER NON-CURRENT ASSETS

Deferred tax assets - non-current		8
Goodwill		8,744
Other non-current assets		8,752
Total assets	$	**14,745**

LIABILITIES:

Accounts Payable and Accrued Liabilities	$	2
Liabilities		**2**

EQUITY:

Contributed Capital	$	10,880
Retained Earnings		3,863
Equity		**14,743**

Total liability and equity	$	**14,745**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Holdings, Inc.
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		13
Operating expenses		**13**
Pre-tax net loss		(13)
Income tax benefit		3
Net loss	$	**(10)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

PLANT PROPERTY AND EQUIPMENT

Property and equipment cost	$	1,060
Accumulated depreciation		(1,060)
Property and equipment net		0
Total assets	$	-

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Due to affiliates	$	2,000
Current liabilities		2,000
Total liabilities		**2,000**

.

EQUITY:

Contributed capital		1,659
Retained deficit		(3,659)
Equity		**(2,000)**
Total liabilities and equity	$	-

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.



Trebuchet Holdings, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Total Revenue	$	-
OPERATING EXPENSES:		
Amortization & depreciation expense	$	-
Operating expenses		-
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Wireless Internetwork LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	3
Current assets		3

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	112
Accumulated depreciation	(100)
Property and equipment, net	12
Assets	15

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to afilliates	118
Current liabilities	118
Liabilities	118

SHAREHOLDERS EQUITY:

Retained deficit		(103)
Equity		(103)
Total liabilities and equity	$	15

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Wireless Internetwork LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**-**
Depreciation and amortization	12
Operating expenses	**12**
Operating loss	**(12)**
Pre-tax net loss	**(12)**
Net loss	**(12)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2022

EXHIBIT I

The audited consolidated financial statements for
NYSE American LLC for the year ended December
31, 2021 follow.

CONSOLIDATED FINANCIAL STATEMENTS

NYSE American LLC and Subsidiaries
Year Ended December 31, 2021
With Report of Independent Auditors

NYSE American LLC and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2021

Contents



Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Auditors

The Board of Directors and Management
NYSE American LLC and Subsidiaries

Opinion

We have audited the consolidated financial statements of NYSE American LLC and Subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.



Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst & Young LLP

June 17, 2022

3

NYSE American LLC and Subsidiaries

Consolidated Balance Sheet

(In Millions)

December 31, 2021

Assets

Current assets:		
Cash and cash equivalents	$	2
Accounts receivable		52
Due from affiliates		410
Loan receivable from affiliate		100
Total current assets		564
Non-current assets:		
Goodwill		1,022
Other intangible assets, net		626
Other non-current assets		145
Total non-current assets		1,793
Total assets	$	2,357
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	61
Due to affiliates		199
Deferred revenue		5
Total current liabilities		265
Non-current liabilities:		
Accrued employee benefits		13
Deferred revenue		4
Deferred income taxes		193
Other non-current liabilities		4
Total non-current liabilities		214
Total liabilities		479
Non-controlling interest		515
Controlling interest		1,363
Total equity		1,878
Total liabilities and equity	$	2,357

See accompanying notes to consolidated financial statements.

Consolidated Statement of Comprehensive Income

(In Millions)

Year Ended December 31, 2021

Revenues:		
Transaction fees	$	113
Listing fees		20
Data services fees		19
Affiliate		1
Other		38
Total revenues		191
Transaction-based expenses:		
Section 31 fees		11
Cash liquidity payments, routing and clearing		32
Total revenues less transaction-based expenses		148
Operating expenses:		
Technology and communications		3
Professional services		1
Depreciation and amortization		9
Affiliate		55
Total operating expenses		68
Operating income		80
Other income:		
Interest and other income, net		19
Income before income tax expense		99
Income tax expense		18
Net income		81
Net income attributable to non-controlling interest		(35)
Net income attributable to NYSE American LLC	$	46
Other comprehensive income:		
Other comprehensive income		1
Comprehensive income attributable to NYSE American LLC	$	47

See accompanying notes to consolidated financial statements.

NYSE American LLC and Subsidiaries

Consolidated Statement of Changes in Equity

(In Millions)

Year ended December 31, 2021

	Non-controlling Interest	Controlling Interest	Total Equity
Balance at January 1, 2021	$ 509	$ 1,316	$ 1,825
Net income	—	81	81
Net income attributable to non-controlling interest	35	(35)	—
Distributions to non-controlling interest	(29)	—	(29)
Other comprehensive income	—	1	1
Balance at December 31, 2021	$ 515	$ 1,363	$ 1,878

See accompanying notes to consolidated financial statements.

NYSE American LLC and Subsidiaries

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2021

Operating activities:

Net income	$	81
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		9
Deferred income taxes		3
Change in assets and liabilities:		
Accounts receivable		(25)
Loan receivable from affiliate		35
Other assets		(28)
Accounts payable and accrued liabilities		5
Due to affiliates, net		(52)
Deferred revenue		1
Accrued employee benefits		(1)
Other liabilities		1
Total adjustments		(52)
Net cash provided by operating activities		29

Financing activities:

Distributions to non-controlling interest		(29)
Net cash used in financing activities		(29)
Net change in cash and cash equivalents		—
Cash and cash equivalents, beginning of year		2
Cash and cash equivalents, end of year	$	2

Supplemental cash flow disclosure:

Cash paid for income taxes	$	2

See accompanying notes to consolidated financial statements.

1.   Description of Business

NYSE American LLC ("NYSE American" or the "Exchange" or the "Company") is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"), a holding company that through its subsidiaries, operates securities exchanges including NYSE American. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE operates 12 global exchanges and six central clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). The Exchange is a 47% shareholder in NYSE Amex Options LLC ("NYSE American Options"). The Exchange consolidates the results of NYSE Amex Options (Note 4). In addition to the Exchange, the Parent has four other subsidiary SRO's: NYSE Arca, Inc., New York Stock Exchange LLC, NYSE National, Inc., and NYSE Chicago, Inc.

The Exchange is the regulator of its members. Certain of the Exchange's regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

2.   Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its subsidiaries, which include NYSE American Options and PDR Services, LLC (collectively, the "Subsidiaries"). All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Non-controlling Interest

For those consolidated subsidiaries in which the Exchange's ownership is less than 100% and for which the Exchange has control over the assets and liabilities and the management of the entity, the external equity interests are shown as non-controlling interests.

Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 7).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2021, the Company did not hold any investments of this type.

Allowance for Doubtful Accounts

Under ASU 2016-13 *Measurement of Credit Losses on Financial Instruments*, we estimate our allowance for doubtful accounts using an aging method, disaggregated based on major revenue stream categories as well as other unique revenue stream factors. The allowance for doubtful accounts is maintained at a level that we believe to be sufficient to absorb expected credit losses over the expected life in our accounts receivable portfolio. The allowance is based on several factors, including continuous assessments of risk characteristics, specific customer events that may impact its ability to meet its financial obligations, and other reasonable and supportable economic forecasts and characteristics. Accounts receivable are written-off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was de minimis as of the balance sheet date.

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. Identifiable definite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives, which are seventeen years from date of inception, and are also reviewed at least annually for impairment or whenever changes in circumstances indicate impairment can exist. Identifiable definite-lived and indefinite-lived intangible assets consist of exchange registrations and licenses, customer relationships, and trade names and other. The Company did not record an impairment charge related to goodwill and other intangible assets during the year ended December 31, 2021.

Accrued Employee Benefits

The Exchange has a defined benefit pension and other postretirement benefit plans, or collectively "benefit plans". The benefit accrual for the pension plan is frozen. We recognize the funded status of the benefit plans in the consolidated balance sheet, measure the fair value of plan assets and benefit obligations as of the date of our fiscal year-end, and provide additional disclosures in the footnotes to the consolidated financial statements (Note 10).

Benefit plan costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on assets, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. We immediately recognize in the consolidated statement of comprehensive income certain of these unrecognized amounts when triggering events occur, such as when a settlement of pension obligations in excess of total interest and service costs occurs. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and other post-retirement obligations and future expense recognized.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. Income taxes reflected in the accompanying financial statements are generally calculated as if the Exchange filed separate income tax returns, except where allocation is permitted under treasury regulations, and are accounted for under the liability method. The Exchange recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Exchange recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

Revenue Recognition

Cash equities trading fee revenues are paid by customer organizations based on their trading activity. The Exchange recognizes revenue when it provides services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those

services. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders of equity securities matched internally, as well as for customer orders routed to other exchanges. Cash equities trading fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash equities trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses in the consolidated statement of comprehensive income.

Cash options trading revenues contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash options trading fees are recorded net of rebates. The Exchange offers rebates in certain of its markets primarily to support market liquidity and trading volumes by providing qualified trading participants in those markets a discount to the applicable rate. These rebates reduce revenue that the Exchange would have generated had it charged full transaction fees and had it generated the same volume without the rebate program.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate-related actions. Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that a company initially lists. Other corporate action related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed, such as stock splits, rights issues and sales of additional securities, as well as mergers and acquisitions, which are subject to a minimum and maximum fee.

Each distinct listing fee is allocated to multiple performance obligations including original and incremental listing and investor relations services, as well as a customer's material right to renew the option to list on the Exchange. In performing this allocation, the standalone selling price of the listing services is based on the original and annual listing fees and the standalone selling price of the investor relations services is based on its market value. All listings fees are billed upfront and the identified performance obligations are satisfied over time. Revenue related to the investor relations performance obligation is recognized ratably over the period these services are provided, with the remaining revenue recognized ratably over time as customers continue to list on the Exchange. Listings fees related to other corporate actions are considered contract modifications of our listing contracts and are recognized ratably over time as customers continue to list on the Exchange.

Annual fees are charged based on the number of outstanding shares of listed U.S. companies at the end of the prior year. Annual fees are recognized as revenue on a pro rata basis over the calendar year.

The Exchange collects market data revenues from our cash equity and options consortium-based data products and, to a lesser extent, for proprietary data products. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation National Market System ("Reg NMS") formula. From time to time, the securities information processors may recover revenues from prior periods that were uncollected in those periods. The Exchange

collects annual license fees from vendors for the right to distribute market data to third parties and a service fee from vendors for direct connection to market data. These fees are recognized as revenue as services are rendered. These fees are included in data services fees in the consolidated statement of comprehensive income.

As of December 31, 2021, the remaining deferred revenue balance for original listings revenue, other listings revenue and data services and other revenues will be recognized over the period of time we satisfy our performance obligations as previously described. For the year ended December 31, 2021, $128 million of our net revenues, less transaction-based expenses were related to services transferred at a point in time and $20 million were related to services transferred over time.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor. These fees are recognized as services are rendered.

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. equities and options exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of comprehensive income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange (or the Options Clearing Corporation on the Exchange's behalf), in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing.

Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The fair value of the Exchange's assets acquired and assumed liabilities is measured based on a three-level hierarchy:

– **Level 1 inputs** — quoted prices for identical assets or liabilities in active markets.

– **Level 2 inputs** — observable inputs other than Level 1 inputs such as quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are directly observable.

– **Level 3 inputs** — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Recently Adopted and New Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board, or FASB, issued ASU No. 2019-21, Simplifying the Accounting for Income Taxes, or ASU 2019-12 which specified that an entity is not required, but may elect to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020. The Exchange has elected to continue to allocate the consolidated amount of current and deferred tax expense of the Parent to the Exchange. Therefore, the income tax provision is reported in the financial statements and the disclosure on income tax provision is reported in the accompanying footnotes.

3.   Equity Method Investments

The Exchange owns a 20% interest in the Options Clearing Corporation ("OCC") through a direct investment which is recorded as an equity method investment. Under equity method accounting, the carrying value of the OCC investment is adjusted on the balance sheet by recognizing the Exchange's pro-rate share of the earnings or losses of OCC, with a corresponding adjustment in our statement of comprehensive income to other income, after eliminating any intra-entity income or expenses. If OCC issues cash dividends, the amount of these dividends are deducted from the carrying amount of the Exchange's investment. The Exchange recorded equity earnings of $19 million for the year ended December 31, 2021. There were no dividends received for the year ended December 31, 2021.

4.   Non-Controlling Interest

NYSE Amex Options

On June 29, 2011 and prior to the ICE acquisition of the Parent, the Exchange completed the sale of a significant equity interest in NYSE Amex Options, a U.S. options exchange, to seven external investors. The Exchange remains a 47% shareholder in the entity and manages the day-to-day operations of NYSE Amex Options, which operates under the supervision of a separate board of directors. The Exchange consolidates this entity for financial reporting purposes due to its ability to exercise control over the entity. As of December 31, 2021 the external investors no longer own an equity interest in NYSE Amex Options with the shares previously held now being owned by a wholly-owned subsidiary of Parent. The Exchange has recorded the value of $515 million as of December 31, 2021 as non-controlling interest in the accompanying consolidated balance sheet.

5. Other Intangibles

The Exchange's intangible assets include $626 million as of December 31, 2021 related to identified intangible assets from ICE's acquisition of the Parent. The following table presents the details of the intangible assets as of December 31, 2021 (in millions):

	Assigned Value	Accumulated Amortization	Useful Life
Exchange registration and licenses	$ 515	$ —	Indefinite
Customer relationships	147	70	17 years
Trade names and other	34	—	Indefinite
Total	$ 696	$ 70	

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average 17 year useful life for customer relationships is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Useful lives of trade names were determined based on history in the marketplace, their continued use, importance to the business and prominence in the industry.

For the year ended December 31, 2021, amortization expense of acquired intangible assets was $9 million and is included in depreciation and amortization expense in the consolidated statement of comprehensive income. The estimated future amortization expense of acquired intangible assets is as follows (in millions):

Year Ending December 31:	
2022	$ 9
2023	9
2024	9
2025	9
2026	9
Thereafter	32
Total	$ 77

6. Income Taxes

The components of the income tax provision for the year ended December 31, 2021 were as follows (in millions):

Current:	
Federal	$ 11
State and local	4
Total current	15
Deferred:	
Federal	2
State and local	1
Total deferred	3
Total tax expense	$ 18

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2021 was as follows:

Federal statutory rate	21 %
State and local taxes (net of federal benefit)	4
Non-controlling interest in the Exchange	(7)
Effective tax rate	18 %

The effective tax rate is less than the federal statutory rate primarily due to non-controlling interest, partially offset by state taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2021 (in millions):

Deferred tax assets:	
Deferred compensation	$ 3
Other	2
Total deferred tax assets	$ 5
Deferred tax liabilities:	
Acquired intangible assets	$ (171)
Equity in earnings	(27)
Total deferred tax liabilities	(198)
Net non-current deferred tax assets/(liabilities)	$ (193)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized.

For the year ended December 31, 2021 the unrecognized tax benefits increased by $1 million to a total ending balance of $4 million.

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2021, the amount recognized for interest and penalties, as well as, the accrued interest and penalties balances are not material. Tax years prior to 2010 no longer remain subject to examination.

7. Related Parties

The Exchange has agreements with ICE and other affiliates who are wholly-owned subsidiaries of ICE to support the operations of the Exchange. These subsidiaries of ICE also make payments to vendors on behalf of the Exchange and the Exchange also makes payments to vendors on behalf of these subsidiaries. The Parent also pays or recovers federal and certain state and local unitary income taxes on behalf of the Exchange.

The Exchange has agreements with ICE and New York Stock Exchange LLC for them to provide management and technical support services to the Exchange. The expenses incurred by ICE and New York Stock Exchange LLC primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. The Exchange incurs routing fees from NYSE Arca, Inc. representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2021, expenses of $55 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying consolidated statement of comprehensive income.

As of December 31, 2021, the Exchange had a $410 million receivable and a $199 million payable related to these agreements. Payments of the related party balances are made on an as needed basis and no interest is charged on the balances. Payments of $55 million were received from affiliates and payments of $26 million were made to affiliates subsequent to the year ended December 31, 2021.

Additionally, as of December 31, 2021, the Exchange had a loan receivable from the Parent of $100 million. The loan represents an on demand promissory note, bearing an interest rate equal to one month LIBOR, and was used by Parent to fund its operations.

8. Notes Receivable

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail, or CAT, to improve regulators' ability to monitor trading activity. In 2018, the first phase of implementation went live and required SRO participants to begin reporting to the CAT. Funding of the implementation and operation of the CAT is ultimately expected to be provided by both the SROs and broker-dealers. To date, however, funding has been provided solely by the SROs, partly in exchange for promissory notes. Due to delays and failures in implementation and functionality by the original plan processor, as well as proposals published in 2019 by the SEC for an amended timeline and implementation structure, we believe the risk that execution venues are not reimbursed is probable. The Exchange therefore recorded impairment during 2019 and 2020 as deemed appropriate. Until the SEC approves a funding model that shares the cost of the CAT between the SROs and broker-dealers, the

Exchange may continue to incur additional costs, which may become significant and may not be reimbursed.

During the year ended December 31, 2021, total payments to the CAT were $8.1 million with $7.1 million being recorded to non-current assets in the consolidated balance sheet and $1.0 million recorded to professional services in the consolidated statement of net loss. As of December 31, 2021, the Exchange has a remaining accrual of $12 million in other non-current assets in the consolidated balance sheet as a receivable in connection with our portion of expenses related to the CAT implementation. There were no write-offs in 2021 and there is no impairment as of December 31, 2021.

9. Deferred Revenue

Total deferred revenue was $9 million as of December 31, 2021, including $5 million in current deferred revenue and $4 million in non-current deferred revenue. During 2021, there were additions of $20 million and amortization of $20 million in deferred revenue. Included in the amortization recognized in 2021, $5 million related to the deferred revenue balance as of January 1, 2021. As of December 31, 2021, we estimate that our deferred revenue will be recognized in the following years (in millions):

	Total
2022	5
2022	2
2023	2
2024	—
2025	—
Thereafter	—
Total	$ 9

10. Pension and Other Benefit Plans
The employees of the Exchange participate in defined benefit plans (the "Plans") and defined contribution plans offered to certain U.S. employees of ICE. Effective December 31, 2008, the Exchange's benefit plans were merged with the Plans. The benefit accrual for the Plans is frozen. New York Stock Exchange, LLC and the Exchange represent approximately 92% and 8%, respectively, of the plan assets, for the defined retirement plan, and obligations as of December 31, 2021; however, they are not managed separately. Based on the Exchange's 8% share, the accompanying consolidated balance sheet includes $6 million of noncurrent assets classified as other noncurrent assets, $1 million of current liabilities classified as accounts payable and accrued liabilities, $13 million of noncurrent liabilities classified as accrued employee benefits, and $4 million other comprehensive loss reflected as equity. The remainder of this footnote reflects the consolidated Plans with reference to ICE as the ultimate parent of the Exchange.

Defined Benefit Pension Plans

Retirement benefits are derived from a formula, which is based on length of service and compensation. Based on the calculation, ICE may contribute to its pension plans to the extent such contributions may be deducted for income tax purposes.

During the year ended December 31, 2021, ICE did not make any contributions to its pension plan. The pension plan has a target allocation of 5% equity securities and 95% fixed income securities. The fixed income allocation includes corporate bonds of companies from diversified industries and U.S. government bonds. ICE anticipates that there will be less need for pension contributions in future years, and the pension plan will not be required to pay the Pension Benefit Guaranty Corporation variable rate premiums.

ICE does not expect to make contributions to the pension plan in 2022. ICE will continue to monitor the plan's funded status, and will consider modifying the plan's investment policy based on the actuarial and funding characteristics of the retirement plan, the demographic profile of plan participants, and ICE's business objectives. ICE's long-term objective is to keep the plan at or near full funding, while minimizing the risk inherent in pension plans.

The fair values of the pension plan assets at December 31, 2021, by asset category were as follows (in millions). See Note 11 for further detail on fair value of financial instruments.

| | Fair Value Measurements | | | |
Asset Category	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash	$ 7	$ —	$ —	$ 7
Equity securities:				
U.S. large-cap	—	26	—	26
U.S. small-cap	—	6	—	6
International	—	15	—	15
Fixed income securities	137	720	6	863
Total	$ 144	$ 767	$ 6	$ 917

The above table excludes trades pending settlement with a net obligation of $3 million as of December 31, 2021. These trades settled in January 2022.

The measurement date for the pension plan is December 31, 2021. The following table provides a summary of the changes in the pension plan's benefit obligations and the fair value of assets measured using the valuation techniques described in Note 11, as of

December 31, 2021 and a statement of funded status of the pension plan as of December 31, 2021 (in millions):

Change in benefit obligation:		
Benefit obligation at January 1, 2021	$	914
Interest cost		14
Actuarial loss		(35)
Benefits paid		(47)
Benefit obligation at December 31, 2021		846
Change in plan assets:		
Fair value of plan assets at January 1, 2021		975
Actual return on plan assets		(8)
Benefits paid		(47)
Fair value of plan assets at December 31, 2021		920
Funded status		74
Accumulated benefit obligation		846
Amounts recognized in the ICE consolidated balance sheet:		
Accrued pension plan asset		74

The components of the pension plan expense in the ICE consolidated statement of income are set forth below for the year ended December 31, 2021 (in millions):

		Year Ended December 31, 2021
Interest cost	$	14
Estimated return on plan assets		(19)
Amortization of loss		6
Aggregate pension expense	$	1

ICE uses a market-related value of plan assets when determining the estimated return on plan assets. Gains/losses on plan assets are amortized over a four-year period and accumulate in other comprehensive income. ICE recognizes deferred gains and losses in future net income based on a "corridor" approach, where the corridor is equal to 10% of the greater of the benefit obligation or the market-related value of plan assets at the beginning of the year.

The following table shows the payments projected based on actuarial assumptions (in millions):

2022	$	49
2023		50
2024		49
2025		50
2026		49
Next 5 years		238

Supplemental Executive Retirement Plan

ICE also maintains a nonqualified supplemental executive retirement plan ("SERP"), which provides SERP benefits for certain employees. Employees or former employees of the Exchange participate in SERP. The future benefit accrual of all SERP plans is frozen. To provide for the future payments of these benefits, ICE has purchased insurance on the lives of the participants through company-owned policies. At December 31, 2021, the cash surrender value of such policies was $61 million, which is included in other non-current assets on the ICE consolidated balance sheet.

The following table provides a summary of the changes in the SERP benefit obligations for the year ended December 31, 2021 (in millions):

Change in benefit obligations:		
Benefit obligation at January 1, 2021	$	38
Interest cost		1
Actuarial loss		(1)
Benefits paid		(5)
Benefit obligation at December 31, 2021		33
Funded status		(33)
Amounts recognized in the ICE consolidated balance sheet:		
Other current liabilities		(4)
Accrued employee benefits		(29)

SERP plan expense in the ICE consolidated statement of income was $1 million for the year ended December 31, 2021 and primarily consisted of interest cost.

The following table shows the projected payments for the SERP plan based on the actuarial assumptions (in millions):

2022	$	4
2023		4
2024		3
2025		3
2026		3
Next 5 years		10

Pension and SERP Plan Assumptions

The weighted average assumptions used to develop the actuarial present value of the projected benefit obligation and net periodic pension/SERP cost are set forth below:

	December 31, 2021
Weighted-average discount rate for determining benefit obligations (pension/SERP)	2.6%/2.1%
Weighted-average discount rate for determining interest costs (pension/SERP plans)	1.6%/1.1%
Expected long-term rate of return on plan assets (pension/SERP)	2.3%/ N/A
Rate of compensation increase	N/A

The assumed discount rate reflects the market rates for high-quality corporate bonds currently available. The discount rate was determined by considering the average of pension yield curves constructed on a large population of high quality corporate bonds. The resulting discount rates reflect the matching of plan liability cash flows to yield curves. To develop the expected long-term rate of return on assets assumption, ICE considered the historical returns and the future expectations for returns for each asset class as well as the target asset allocation of the pension portfolio.

The determination of the interest cost component utilizes a full yield curve approach by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to each year's discounted cash flow.

Postretirement Benefit Plans

ICE assumed the Parent's defined benefit plans to provide certain health care and life insurance benefits for eligible retired U.S. employees. These post-retirement benefit plans, which may be modified in accordance with their terms, were fully frozen in 2009. The net periodic post-retirement benefit costs recorded by ICE was $2 million for the year ended December 31, 2021. The defined benefit plans are unfunded and ICE currently does not expect to fund the post-retirement benefit plans. The weighted average discount rate for determining the benefit obligation as of December 31, 2021 is 2.6%. The weighted average discount rate for determining the interest cost as of December 31, 2021 is 1.6%. The following table shows the actuarial determined benefit obligation, benefits paid during the period and the accrued employee benefits (in millions):

	Year Ended December 31, 2021
Benefit obligation at the end of year	$ 145
Interest cost	2
Actuarial gain	(2)
Employee contributions	2
Benefits paid	(11)
Amounts recognized in the ICE consolidated balance sheet:	
Other current liabilities	(8)
Accrued employee benefits	(136)

The following table shows the payments projected (net of expected Medicare subsidy receipts of $9 million in aggregate over the next ten fiscal years) based on actuarial assumptions (in millions):

2022	$ 8
2023	8
2024	8
2025	8
2026	8
Next 5 years	41

For measurement purposes, ICE assumed a 5.7% annual rate of increase in the per capita cost of covered health care benefits in 2021 which will decrease on a graduated basis to 4.5% in the year 2038 and thereafter.

Accumulated Other Comprehensive Income

The accumulated other comprehensive loss, after tax, as of December 31, 2021 consisted of the following amounts that have not yet been recognized in net periodic benefit cost (in millions):

	Pension Plans	SERP Plans	Post-retirement Benefit Plans	Total
Unrecognized net actuarial losses (gains), after tax	$ 56	$ 6	$ (14)	$ 48

Defined Contribution Plans

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions made for the year ended December 31, 2021 were $63 million related to the Parent's defined contribution plans.

11. Fair Value of Financial Instruments

The Exchange accounts for certain financial instruments (including those held in the Plan) at fair value in accordance with the Fair Value Measurements and Disclosures Topic which defines fair value, establishes a fair value hierarchy on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as disclosed in Note 2.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Changes in the valuation inputs may result in a reclassification of certain financial assets or liabilities. See Note 10 where the fair values of the Exchange's pension plan assets and the hierarchy level of each are disclosed.

We measure certain assets, such as intangible assets and cost and equity method investments, at fair value on a non-recurring basis. These assets are recognized at fair value if they are deemed to be impaired. As of December 31, 2021, none of these assets were required to be recorded at fair value since no impairments were recorded.

12. Commitments and Contingencies

The Exchange is, from time to time, subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, statement of comprehensive income, or liquidity. It is possible, however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

13. Subsequent Events

Subsequent to December 31, 2021, there has been a military conflict in Eastern Europe that may have an impact on the Company's operations, the extent of which will depend on future developments. As of the date of issuance, the conflict is still ongoing and thus there is uncertainty as to the ultimate impact on the Company.

The Exchange has evaluated subsequent events and transactions through June 17, 2022, the date the financial statements were issued, and determined that no events or transactions met

the definition of a subsequent event for purpose of recognition or disclosure in these financial statements.

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2022

Lists of the officers, directors, members of all standing committees, or persons performing similar functions are kept up to date and will be made available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2022

The ownership structure of NYSE American LLC is
as follows:

1.   Full legal name: NYSE Group, Inc.

2.   Title or status: Delaware corporation

3.   Date title or status was acquired: October 16, 2008

4.   Approximate ownership interest: 100% ownership interest

5.   Whether the person has control: Yes, NYSE Group, Inc. has control.

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2022

An alphabetical listing of the members and member organizations of each of NYSE American LLC and NYSE Amex Options LLC, containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained by NYSE American LLC and NYSE Amex Options LLC, respectively, is kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations for each of NYSE American LLC and NYSE Amex Options LLC is publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2022

EXHIBIT N

A schedule of securities listed on NYSE American
LLC and NYSE Amex Options LLC is publicly
available on the Exchange's website at
www.NYSE.com.

A list of securities admitted to trading on the NYSE
American LLC and NYSE Amex Options LLC is
maintained by the Exchange, is kept up to date, and
will be made available to the Securities and
Exchange Commission and the public on request.